Filed Pursuant to Rule 424(b)(3)
Registration No. 333-120153

PROSPECTUS

YM BIOSCIENCES INC.
12,575,218 COMMON SHARES

This prospectus relates to the offering of up to 12,575,218 common shares of YM BioSciences Inc., which may be offered from time to time by the persons named in this prospectus under the heading "Selling Shareholders".

The shares offered for sale pursuant to this prospectus consist of 6,752,801 shares (the "2003 Shares") which were issued to the Selling Shareholders upon exercise of 6,752,801 previously issued special warrants, and 3,376,401additional shares (the "2003 Warrant Shares") issuable upon the exercise of 3,376,401 share purchase warrants (the "2003 Warrants"). Each 2003 Warrant entitles the holder to acquire one 2003 Warrant Share at any time up to December 15, 2008, at a price of Cdn$2.50 per 2003 Warrant Share. The Selling Shareholders acquired the 2003 Shares and 2003 Warrants upon exercise of 6,752,801 special warrants of our corporation which were sold pursuant to a private placement completed in December 2003. The price of the special warrants was Cdn$1.75 per special warrant. As additional consideration in connection with the private placement, we issued 789,566 special warrants to or to the direction of the agent and, upon the exercise of such special warrants, we issued 789,566 common share purchase warrants (the "2003 Agent Warrants"). Each 2003 Agent Warrant entitles the holder thereof to purchase one share of common stock of our corporation (the "Agent Warrant Shares") at a price of Cdn$1.75 at any time up to December 15, 2008. This prospectus also relates to the offering of up to 789,566 Agent Warrant Shares.

In addition, the shares offered for sale pursuant to this prospectus include 1,104,300 shares (the "2004 Shares") and 552,150 additional shares (the "2004 Warrant Shares") issuable upon the exercise of 552,150 share purchase warrants (the "2004 Warrants and together with the 2003 Warrants, the “Warrants"). The 2004 Shares and 2004 Warrants were sold as part of 1,104,300 units issued by our corporation by private placement on September 30, 2004 at a price of Cdn$3.15 per unit. Each 2004 Warrant entitles the holder to acquire one 2004 Warrant Share at any time up to September 30, 2007, at a price of Cdn$3.75 per 2004 Warrant Share. The Selling Shareholders acquired the 2004 Shares and 2004 Warrants pursuant to a private placement of 1,104,300 units completed in September 2004. Each unit consisted of one 2004 Share and one half of one 2004 Warrant. The price of the units was Cdn$3.15 per unit.

The 2003 Shares and 2004 Shares (collectively, the "Shares") and 2003 Warrant Shares, Agent Warrant Shares and 2004 Warrant Shares (collectively, the "Warrant Shares") may be offered for sale from time to time by each Selling Shareholder acting as principal for its own account or in brokerage transactions at prevailing market prices or in transactions at negotiated prices. No representation is made that any Shares or Warrant Shares will or will not be offered for sale, or that any of the Warrants will or will not be offered for sale, or that any of the Warrants will or will not be exercised by any of the Selling Shareholders. We will not receive any proceeds from the sale of the Shares or Warrant Shares, but we will receive the proceeds from any exercise of the Warrants. It is not possible at the present time to determine the price to the public in any sale of the Shares or Warrant Shares by the Selling Shareholders and each Selling Shareholder reserves the right to accept or reject, in whole or in part, any proposed purchaser of Shares or Warrant Shares. Accordingly, the public offering price and the amount of any applicable sales or underwriting discounts or commissions will be determined at the time of sale by the Selling Shareholders. We will pay all costs, expenses and fees incurred in connection with the registration of the Shares and Warrant Shares, estimated to be approximately $100,000. However, all selling and other expenses incurred by the Selling Shareholders will be borne by the Selling Shareholders. See "Plan of Distribution".

Our common shares trade on the American Stock Exchange (the "Amex"), the Toronto Stock Exchange (the "TSX") and the Alternative Investment Market ("AIM") of the London Stock Exchange plc. See "Markets".

Investing in the shares involves risks. See "Risk Factors" beginning on page 4.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 21, 2005.

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WHERE YOU CAN GET MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and we file reports, registration statements and other information with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal stockholders are exempt from reporting short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

Our reports, registration statements other information can be inspected and copied at the public reference facilities maintained by the SEC:

100 F Street, N.E.
450 Fifth Street N.W.
Washington D.C. 20549

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC at the same address, or by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov and from our website www.ymbiosciences.com. The contents of our website are not part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with the SEC. This means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede information previously filed. We incorporate by reference the documents listed below:

The documents listed in (a) and (b) below are incorporated by reference in this Registration Statement.

a)	Our annual report on Form 40-F for the fiscal year ended June 30, 2005.
b)	The description of our securities contained in our registration statement on Form 20-F, as amended, filed with the SEC on May 18, 2004.
c)	Exhibit 99.3 to our Form 6-K, filed with the SEC on September 29, 2005.

Prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, we also incorporate by reference all of our subsequent annual reports filed with the SEC on Form 20-F, 40-F or 10-K, and all of our subsequent reports on Form 6-K under the Exchange Act submitted to the SEC that we specifically identify in such form as being incorporated by reference into this prospectus.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this prospectus by reference, including exhibits to such documents, unless such exhibits are specifically incorporated by reference to such documents. Requests for such copies should be directed to Secretary, Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada L4W 4Y4, phone number (905) 629-9761.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. This prospectus is an offer to sell or to buy only the securities referred to in this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or any prospectus supplement is current only as of the date on the front page of those documents. Also, you should not assume that there has been no change in our affairs since the date of this prospectus or any applicable prospectus supplement.

TERMS OF REFERENCE

The information set forth in this prospectus is as of June 30, 2005, unless another date is indicated. All references to dollars in this prospectus are expressed in Canadian funds, unless otherwise indicated. References in this prospectus to "YM", the "Corporation", "us", "we" or "our" mean YM BioSciences Inc. and our subsidiaries, unless otherwise specified or the context otherwise requires. References in this prospectus to "United States", "US" or "U.S." mean the United States of America.

CURRENCY EXCHANGE RATES

All references to dollars are expressed in Canadian funds, unless otherwise indicated. On September 21, 2005, the exchange rate for the conversion of U.S. dollars into Canadian dollars was Cdn.$1.00 = U.S.$0.8552. The following tables set forth the high and low rates of exchange of U.S. dollars into Canadian dollars for each month during the previous six months and the average rates for our five most recent fiscal years calculated by using the average of the exchange rates on the last day of each month during the period. These rates are based upon the inverse of the nominal noon exchange rates reported by the Bank of Canada in U.S. dollars.

	High	Low
March 2005	0.8320	0.8024
April 2005	0.8083	0.7872
May 2005	0.8232	0.7956
June 2005	0.8159	0.7951
July 2005	0.8298	0.8044
August 2005	0.8411	0.8205
September 2005	0.8552	0.8425
(through September 22)

Year Ended	Average Rate
June 30, 2001	0.6580
June 30, 2002	0.6379
June 30, 2003	0.6637
June 30, 2004	0.7452
June 30, 2005	0.8042

THE CORPORATION

We are a biopharmaceutical company engaged in the development of products primarily for the treatment of cancer. YM in-licenses substances designed for use in treatment for or related to cancer in order to advance them along the regulatory and clinical pathways toward commercial approval.

We have five product candidates in the clinical stage of development:

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TESMILIFENE is a small molecule chemopotentiator that has been clinically demonstrated to augment the anti-tumor activity of a number of cytotoxic drugs including anthracyclines and taxanes. In a Phase III trial the drug was used in combination with doxorubicin and demonstrated a greater than 50% increase in survival in women with metastatic breast cancer compared with the patients treated with doxorubicin alone.

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THERACIM HR3, a humanized monoclonal antibody, targeting the protein known as Epidermal Growth Factor Receptor ("EGFr"), is designed to treat epithelial cancers and to be administered prior to, simultaneously with, or subsequent to, chemotherapy and radiotherapy. In various Phase II trials, the drug has doubled the reported complete response rate to radiation in head-and-neck tumors and demonstrated clinical benefit in adult and pediatric glioma. The drug has been approved for sale in the People's Republic of China, Argentina and Columbia for nasopharangeal cancer in the first case and for head and neck cancer in the latter two.

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AeroLEF™, a proprietary formulation of both free and liposome-encapsulated fentanyl administered by pulmonary inhalation, is being developed for the treatment of moderate to severe acute pain and cancer pain. AeroLEF™ has been developed to provide both rapid onset and extended relief while recognizing the need for interpersonal variability as well as inter-episode variability in the amount of drug needed.

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NORELIN™ is a therapeutic vaccine designed to stimulate the production of antibodies against GnRH in patients, resulting in reduced production of hormones that may cause or contribute to the growth of certain sex-hormone dependent cancers. It has completed a Phase I/II safety and immunogenicity trial in hormone sensitive prostate cancer suggesting that the approach may be better tolerated than currently available therapies.

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RADIOTHERACIM is a radiolabelled humanized MAb, targeting the EGFr, that completed a pilot trial for the treatment of brain cancers. In published results from that clinical study in patients with glioma the product appeared to increase survival compared with historical results with standard radiation therapy.

We also have interests in therapeutic cancer vaccines in the pre-clinical stage of development, namely TGFa Cancer Vaccine and HER-1 Cancer Vaccine. Our license for the TGFa Vaccine and the HER-1 Vaccine is suspended under the terms of the out-licensing agreement between us, our subsidiary CIMYM, Inc., a Barbados corporation ("CIMYM (Barbados)"), CIMAB and Tarcanta Inc. and Tarcanta, Ltd. (collectively, "Tarcanta"), two wholly-owned subsidiaries of California-based CancerVax Corporation ("CancerVax") relating to Tarcanta licensing TGFa and HER-1 from CIMAB. In connection with the out-licensing agreement, CancerVax has announced that it has received a license from the Office of Foreign Asset Control of the United States Department of Treasury ("OFAC" or "Treasury") authorizing Tarcanta to enter into the transactions with CIMAB and us.

Our head office and principal place of business is Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4. Our telephone number is (905) 629-9761. Our registered office is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

RISK FACTORS

An investment in the Shares is speculative and involves a high degree of risk. Prospective investors should carefully consider, together with other matters referred to in this prospectus, the following risk factors. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

RISKS RELATED TO OUR BUSINESS

We are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.

The Corporation was founded in 1994 and none of the products, licensed or owned, have received regulatory approval for sale in any jurisdiction. Accordingly, we have not generated any revenues from the commercialization of our products. A significant commitment of resources to conduct clinical trials and additional development will be required to commercialize most of the products. There can be no assurance that the products will meet applicable regulatory standards, be capable of being produced in commercial quantities at reasonable cost or be successfully marketed, or that the investment made by the Corporation in the commercialization of the products will be recovered through sales, license fees or related royalties.

We have a lack of revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when we will become profitable.

Up to June 30, 2005, the Corporation recognized approximately $748,020 from the commercialization of our licensed products TGFa and HER-1 from Tarcanta and tesmilifene from Shin Poong. Since incorporation and up to June 30, 2005, YM has an accumulated deficit of $60,751,894 . The Corporation expects expenditures and the accumulated deficit to increase as we proceed with our commercialization programs until such time as any sales, license fees and royalty payments generate sufficient revenues to fund our continuing operations.

We are dependent on others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

We do not conduct any of our own research. Basic research on a particular drug product is conducted by biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions. Once the basic research is complete, the Corporation enters into license agreements to in-license the right to develop and market the products. We have negotiated certain in-licensing agreements with: the University of Manitoba, CancerCare Manitoba, Vincent Research and Consulting, CIMAB, Biostar Inc., the Veterinary Infectious Disease Organization ("VIDO") (a division of the University of Saskatchewan), and DELEX technology was developed at Dalhousie University.

The Corporation enters into arrangements with and is dependent on others with respect to the manufacture, development and sale of our in-licensed products. Product development includes, but is not limited to, pre-clinical testing, clinical testing, regulatory approvals and the development of additional regulatory and marketing information. Our ability to successfully develop and commercialize our in-licensed products is dependent on our ability to make arrangements with others on commercially acceptable terms. The product development process may be delayed or terminated if the Corporation cannot secure or maintain such arrangements. The Corporation does not have long-term material third party manufacture, formulation or supply agreements, except with respect to two of our licensed products (TheraCIM and Radio TheraCIM) which are expected to be manufactured in small quantities for testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between the Corporation and CIMAB. However, we have entered into an agreement with Pharm-Olam International, Ltd. ("POI") in connection with clinical testing and product development of tesmilifene.

The Corporation expects to enter into out-licensing agreements with others with respect to manufacturing and marketing our drug products. The Corporation may retain co-development and marketing rights if management deems it appropriate to do so. At this time, we have entered into two out-licensing agreements.

The Corporation entered into the first out-licensing agreement through our subsidiary, CIMYM Inc., an Ontario corporation ("CIMYM"). On November 12, 2003, CIMYM out-licensed the rights for TheraCIM in most of Europe to Oncoscience AG ("Oncoscience") of Germany. Under the terms of the agreement, CIMYM is entitled to receive up to U.S.$30 million as a share of any amounts received by Oncoscience in relation to the development or sublicensing of the product and as a royalty on initial net sales. After CIMYM has received U.S.$30 million, CIMYM continues to receives royalties on net sales but at a lesser percentage.

The Corporation and CIMYM (Barbados) entered into the second out-licensing agreement with Tarcanta and CIMAB relating to Tarcanta licensing TGFa and HER-1 from CIMAB. CancerVax has announced that it has received a license from Treasury authorizing Tarcanta to enter into the transactions with CIMAB and the Corporation. On July 13, 2004, the Corporation, CIMYM (Barbados), CIMAB and Tarcanta entered into a License, Development, Manufacturing and Supply Agreement. By the terms of this agreement with Tarcanta, the 2001 CIMYM License has been suspended until such time, if at all, there is a default under the agreement with Tarcanta. Under the terms of the new agreement and in consideration for the suspension of the 2001 CIMYM License, the Corporation is entitled to receive an aggregate payment of $1,000,000 which is payable in four equal installments, the final payment due December 31, 2005. In addition, under the new agreement the Corporation may receive 35% of an aggregate of $16,350,000 in milestone payments to be paid by Tarcanta upon the successful completion of certain research and development activities. We have no continuing involvement in these research and development activities and has no future obligations under the development plan established by the out-licensing arrangement between CIMAB and Tarcanta. Finally, the Corporation retains an interest in the revenues from the manufacture and marketing of the drugs or from their sub-licensing.

There can be no assurance that the Corporation will be successful in maintaining our relationships with research institutions or others or in negotiating additional in-licensing or out-licensing agreements on terms acceptable to the Corporation or that any such arrangements will be successful. In addition, there can be no assurance that the arrangements between the Corporation and others will prevent other parties from entering into arrangements with such entities for the development or commercialization of similar products or that the parties with whom We have such arrangements will not be pursuing alternative technologies or developing products either on their own or in collaboration with others, including our competitors. If the Corporation does not establish sufficient in-licensing and out-licensing arrangements, we could encounter delays in product introductions or could find that the development, manufacture or sale of our licensed products could be materially adversely affected.

We have no experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

We have not commercially launched any of its licensed or owned products and have no commercial manufacturing experience. To be successful, the products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. The Corporation does not have and does not intend to acquire facilities for the production of the products although we may invest in the ownership of production facilities if appropriate opportunities are available.

Two of our licensed products (namely, TheraCIM and Radio TheraCIM) are expected to be manufactured in small quantities for testing by the relevant licensor (namely, CIMAB) or a related party, subject to certain terms and conditions of the licensing agreements between the Corporation and CIMAB. Currently these expectations are being met. There can be no assurance, however, that such entities will be able to develop adequate manufacturing capabilities for commercial scale quantities in a commercially reasonable manner.

Three other products of the Corporation which are currently manufactured, and finished and filled, in small quantities for testing, by third parties are tesmilifene and Norelin™ which are licensed and AeroLEF™ which is owned by the Corporation. The manufacturing process for these drugs is such that the Corporation expects that commercial quantities of these drugs can be manufactured. If current suppliers cannot manufacture commercial quantities or the Corporation otherwise experiences a problem with current suppliers, it will be necessary for the Corporation to obtain these drugs from new suppliers. The Corporation does not have supply agreements with the third party suppliers of tesmilifene, Norelin™ or AeroLEF™, but such suppliers have produced quantities for the Corporation, or in the case of AeroLEF™ for DELEX, to specification on purchase order. The Corporation expects that we could find new suppliers for these drugs, if necessary. There can be no assurance, however, that the Corporation or our licensor will be able to reach satisfactory arrangements with our current suppliers or, if necessary, new suppliers or that such arrangements will be successful.

All manufacturing facilities must comply with applicable regulations in their jurisdiction or where products are to be sold. In addition, production of the licensed and owned products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our licensed and owned products.

We are dependent on devices from third parties in order to successfully Commercialize AeroLEF ™

Device use will be an important element for successful commercialization of AeroLEF ™ in both the inpatient and outpatient settings.

We have selected the AeroEclipse(R) inhalation device for our Phase II clinical studies for the inpatient indications for AeroLEF™and anticipate using the AeroEclipse(R) for our planned Phase III clinical studies for the inpatient market opportunity. Material changes to the AeroEclipse(R) device by the manufacturer Trudell Medical, or a decision to switch to an alternative inhalation device would likely delay the initiation of Phase III clinical trials. Switching after the initiation of Phase III studies, however, would require additional clinical trials and would significantly delay the commercialization of AeroLEF™. Currently DELEX purchases the AeroEclipse(R) and it does not have a defined supply agreement.

While inpatient use of AeroLEF™, in the hospital or hospice setting, is easily accomplished with existing equipment such as the AeroEclipse(R), outpatient use will require a portable nebulization device. Several devices currently exist and are available for use with approved respiratory agents (bronchodilators, antibiotics, steroids). The Company has an active development program to evaluate and identify the best devices for use with AeroLEF™ and other pipeline products. Although the Company would prefer to access these devices on arms-length basis from the manufacturer, it will explore the benefits of a strategic partnership that could provide for custom adaptations to optimize product delivery, lower prices or other benefits.

The Drug Enforcement Administration ("DEA") limits the availability of the active ingredients in certain of our current drug candidates and, as a result, our quota may not be sufficient to complete clinical trials, or to meet commercial demand or may result in clinical delays.

The DEA regulates chemical compounds as Schedule I, II, III, IV and V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Certain active ingredients in AeroLEF™, such as fentanyl are listed by the DEA as Schedule II under the Controlled Substances Act of 1970. Consequently, their manufacture, research, shipment, storage, sale and use are subject to a high degree of oversight and regulation. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist and may not be refilled without a new prescription. Further, the amount of Schedule II substances we can obtain for clinical trials and commercial distribution is limited by the DEA and our quota may not be sufficient to complete clinical trials or meet commercial demand. There is a risk that DEA regulations may interfere with the supply of the drugs used in our clinical trials, and, in the future, our ability to produce and distribute our products in the volume needed to meet commercial demand.

We are dependent on licenses from third parties and the maintenance of licenses is necessary for our success.

We have obtained our rights to the licensed products under license agreements from various third party licensors as follows:

(a) License Agreement between CIMYM Inc. and CIMAB SA, January 24, 2001 with respect to TGFa and HER-1, which agreement has been suspended in accordance with the terms of the Tarcanta out-licensing;

(b) License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.), University of Manitoba and The Manitoba Cancer Treatment and Research Foundation, carrying on its undertaking as Cancercare Manitoba, dated November 2, 2000 with respect to tesmilifene;

(c) License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.) and Biostar Inc. dated October 11, 2000 with respect to Norelin™; and

(d) License Agreement between YM BioSciences Inc. (formerly known as Yorkton Medical Inc.) and CIMAB SA, dated May 3, 1995 with respect to TheraCIM and RadioTheraCIM.

The Corporation owns AeroLEF™ and therefore is not subject to a license in respect of it.

The Corporation is dependent upon the licenses for our rights to the licensed products and commercialization of the licensed products. While the Corporation believes we are in compliance with our obligations under the licenses, certain licenses may be terminated or converted to non-exclusive licenses by the licensors if there is a breach of the terms of the licenses. There can be no assurance that the licenses are enforceable or will not be terminated or converted. The termination or conversion of the licenses or the inability of the Corporation to enforce our rights under the licenses would have a material adverse effect on the Corporation as the Corporation would not have products to develop. To the extent that management considers a particular license to be material to the undertaking of the Corporation, we have entered into a signed license agreement for that license. Terms of certain remaining licenses are to be determined at a later date. The in-license agreements to which the Corporation is currently a party require the Corporation to maintain and defend the patent rights that we in-license against third parties.

Although our current licenses are governed by the laws of Ontario and Barbados, the enforcement of certain of them may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the United States and the Republic of Cuba. There can be no assurance that a court judgment or order obtained in one jurisdiction will be enforceable in another. In international venture undertakings it is standard practice to attorn to a neutral jurisdiction to seek remedy for unresolved commercial disputes. These arrangements are usually negotiated as part of the original business agreement. In the case of the license agreements with the Corporation, the parties have agreed that the proper law of the contract is Ontario and the parties will attorn to the courts of Ontario or the Federal court of Canada to resolve any dispute.

One of our products is licensed from a developing state. As is the case in many developing states, the commercial legal environment in Cuba is in a formative stage and may be subject to greater political risk. It is possible that the Corporation may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent as it would in a country with a more developed commercial and legal system. Termination of our license arrangements or difficulties in enforcement of such arrangements could have a material adverse effect on our ability to continue development of our licensed products.

We have a number of license agreements with CIMAB. CIMAB is an institution of the Government of Cuba that purportedly operates at arms-length from the state bureaucracy with regard to its business, scientific and administrative decision-making. It is akin to a "crown corporation" in Canada. CIMAB's management is purportedly both autonomous and responsible for the success of their business decisions. Despite the fact that CIMAB's management is purportedly both autonomous and responsible for business decisions and that the license agreements with the Corporation declare Ontario as proper law, because of the fact that CIMAB is a state-owned entity, the Corporation will not be able to force CIMAB to comply with any judgment if CIMAB or the Government of Cuba refuses to comply.

We have advanced funds to our joint venture subsidiaries which we are only entitled to recover when the joint venture's net income exceeds the amount of cumulative advances.

YM and CIMAB entered into a funding agreement with CIMYM in November 1995 (the "Funding Agreement") in connection with the 1995 CIMYM License. The Funding Agreement provides that YM will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, YM makes the final determination as to whether or not a clinical trial expense is justified with respect to any given product.

CIMYM (Barbados) was incorporated in Barbados in May 1996 to market the licensed products under the 1995 CIMYM License outside of Canada. YM provides funding to CIMYM (Barbados) under similar terms and conditions as funding to CIMYM, except that while CIMYM has a payable outstanding for the amounts advanced by YM to CIMYM, CIMYM (Barbados) has issued redeemable preferred shares to YM for the amounts advanced to CIMYM (Barbados).

YM is entitled to be reimbursed for all funds we provide pursuant to the Funding Agreement out of revenue generated from the exploitation of the CIMYM License, subject to the successful development of the licensed products and adequate generation of revenue. There can be no assurance, however, that the Corporation will be able to recover the advances, as the Corporation is not entitled to recover such advances unless and until the joint venture's net income exceeds the amount of the cumulative advances.

As at June 30, 2005, YM has advanced $26.7 million to CIMYM and CIMYM (Barbados), collectively. Accordingly, we have set up a reserve in full against the other joint venture partners share of the advances. All advances have been expensed and, therefore, any reimbursement of such advances would be considered to be income by the Corporation.

We are reliant on licensors for research on new products.

The Corporation does not conduct our own basic research with respect to the identification of new products. Instead, the Corporation relies upon research and development work conducted by others as a primary source for new products. While the Corporation expects that we will be able to continue to identify licensable products or research suitable for licensing and commercialization by the Corporation, there can be no assurance that this will occur.

We conduct our business internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

We have conducted clinical trials in more than 20 countries including Canada, the United Kingdom, India, Russia and the United States and intends to, and may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government, including Canada's, will not establish laws or regulations that will be deleterious to the interests of the Corporation. There is no assurance that the Corporation, as a foreign corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain final regulatory approval, and there can be no assurance that the Corporation will be able to enforce our licenses in foreign jurisdictions. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on the Corporation and our financial condition, since such controls may limit our ability to flow funds into a country to meet our obligations under in-licensing agreements and to flow funds out of a country which the Corporation may be entitled to, in the form of royalty and milestone payments, under out-licensing agreements. In addition, the value of our licenses will depend upon no punitive or prohibitive legislation in respect of biological materials.

We also conduct our business internationally in that we currently license products and technologies from sources in Canada and Cuba. We have previously, and intend to, and may, license products from sources in other jurisdictions.

We have licensed products, namely TheraCIM and RadioTheraCIM, from an academic institute in Cuba, namely CIM. The United States has maintained an embargo against Cuba, administered by Treasury. The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Cuban Liberty and Democratic Solidarity Act (the "Helms-Burton Bill"). The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any U.S. persons unless such persons obtain specific licenses from Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Bill will not be enforced in Canada. The U.S. embargo could have the effect of limiting our access to U.S. capital, U.S. finance, U.S. customers and U.S. suppliers. In particular, our products licensed from Cuban sources, noted above, are likely to be prohibited from sale in the United States unless Treasury issues a license or the embargo is lifted.

Our licensed rights to the TGFa Vaccine and the HER-1 Vaccine are suspended under the terms of the out-licensing agreement between the Corporation, CIMYM (Barbados), CIMAB and Tarcanta relating to Tarcanta licensing TGFa and HER-1 from CIMAB. In connection with the out-licensing agreement, CancerVax has announced that it has received a license from Treasury authorizing Tarcanta to enter into the transactions with CIMAB and the Corporation.

The Helms-Burton Bill authorizes private lawsuits for damages against anyone who "traffics" in property confiscated, without compensation, by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. The Corporation does not own any real property in Cuba and, to the best of our knowledge, and based upon the advice of the Cuban government, none of the properties of the scientific centers of the licensors from where the licensed products were developed and are or may be manufactured was confiscated by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. However, there can be no assurance that our understanding in this regard is correct. The Corporation does not intend to traffic in confiscated property.

RISKS RELATED TO OUR FINANCIAL RESULTS AND NEED FOR FINANCING

We may be a "passive foreign investment company" which could result in adverse U.S. tax consequences for U.S. investors.

The Corporation may be deemed to be a "Passive Foreign Investment Company" ("PFIC"). A PFIC is a non-U.S. corporation that meets an income test and/or an asset test. The income test is met if 75% or more of a our gross income is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year. The asset test is met if at least 50% of the average value of a our assets produce, or are held for the production of, passive income. Based on our current income, assets and activities, the Corporation may be a PFIC. See "United States Federal Income Tax Considerations - U.S. Holders". As a result, a U.S. Holder of our common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the U.S. Holder's common shares or upon the receipt of "excess distributions".

We may not be able to obtain necessary funding from sales or license fees or royalties and, as a result, may need to try to obtain future capital through the public market or private financing which may not be available on acceptable terms.

The Corporation may require additional funding for the commercialization of our products, licensed and owned, and we will require additional funds if new products are licensed or acquired and put into development. The amount of additional funding required depends on the status of each project or new opportunity at any given time. Our business strategy is to in-license rights to promising drug products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally to out-license rights to manufacture and/or market resulting drug products to other pharmaceutical firms in exchange for royalties and license fees. Due to the in- and out-licensing arrangements and our dependence on others for the manufacture, development and sale of our in-licensed products, the Corporation does not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding with any certainty. As at June 30, 2005 the Corporation had cash and short-term deposits totaling $30,568,845 and payables of $3,825,615. Management expects that the current cash reserves will be sufficient to fund our development program beyond December 2006.

The Corporation assesses our additional funding needs on a project-by-project basis from time-to-time. To the extent that the Corporation is unable to fund our expenditures from sales, license fees and royalties, it may be necessary to reconsider the continuation of existing projects or entering into new projects, or require the Corporation to access either the public markets or private financings whenever conditions permit. In addition, we have no established bank financing arrangements and there can be no assurance that the Corporation will be able to establish such arrangements on satisfactory terms. Such financing, if required and completed, may have a dilutive effect on the holders of our common shares. There is no assurance that such financing will be available if required, or that it will be available on favorable terms.

Our operating results and stock price may fluctuate significantly.

The trading price of our common shares, as with many emerging biopharmaceutical companies, is likely to be highly volatile. Factors such as the efficacy of our products or the products of our competitors, announcements of technological innovations by the Corporation or our competitors, governmental regulations, developments in patents or other proprietary rights of the Corporation, our licensors or our competitors, litigation, fluctuations in our operating results, the Corporation being thinly capitalized, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of the common shares. In addition, our common shares are highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the United States or other territories.

There is no assurance that an active trading market in our shares in the U.S. will be established and/or, if established, sustained.

Since September 30, 2004, our common shares have been listed for trading on the American Stock Exchange. However, there can be no assurance that an active trading market in our shares in the U.S. will be sustained. Similarly, there can be no assurance that an active trading market in our shares on the TSX or AIM will be sustained.

RISKS RELATED TO OUR INDUSTRY

If our pre-clinical and clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.

Each of our products, licensed or owned, must be subjected to additional pre-clinical and/or clinical testing in order to demonstrate the safety and efficacy of our products in humans. Our ability to commercialize our products will depend on the success of currently ongoing pre-clinical and clinical trials and subsequent pre-clinical and clinical trials that have not yet begun.

The Corporation is not able to predict the results of pre-clinical and clinical testing of drug products, including our products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans.

In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of our products will yield satisfactory results that will enable the Corporation to progress toward commercialization of such products. Unsatisfactory results may cause material adverse affects on our business, financial condition or results of operations as it could result in the Corporation having to reduce or abandon future testing or commercialization of particular drug products.

If our competitors develop and maintain their technological capabilities better than the Corporation, we may not be able to remain competitive if deficiencies in our technological capabilities delay pre-clinical and clinical trials of our products.

Our success depends in part on developing and maintaining a competitive position in the development and commercialization of our products, licensed or owned, and technological capabilities in our areas of expertise. The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. While the Corporation will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that developments by others will not render our products non-competitive or that the Corporation or our licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective or less costly than our products. In addition, other forms of medical treatment may offer competition to the products. Our technological capabilities and competitiveness and the success of our competitors and their products and technologies, could have a material adverse impact on the future pre-clinical and clinical trials of our products, including our ability to obtain the necessary regulatory approvals for the conduct of such clinical trials.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many competitors and potential competitors of the Corporation have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Corporation. Our future success depends in part on our ability to maintain a competitive position, including our ability to further progress our products, licensed or owned, through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than the Corporation is able to commercialize our products or in developing products that are more effective than our products. The Corporation considers its main competitors to be: Genentech, Inc. ("Genentech"), Lorus Therapeutics Inc., ISIS Pharmaceuticals and Eli Lilly and Company with respect to tesmilifene; Aphton Corporation ("Aphton"), TAP Pharmaceuticals and AstraZeneca PLC ("AstraZeneca") with respect to Norelin™; and Abgenix Inc. ("Abgenix"), Amgen Inc. ("Amgen"), Genmab A/S ("Genmab"), ImClone Systems Inc. ("ImClone"), Bristol-Myers Squibb Company ("BMS"), Merck KGaA ("Merck"), OSI Pharmaceuticals, Inc. ("OSI"), F.Hoffmann-LaRoche Ltd. ("Roche"), Genentechand AstraZeneca with respect to TheraCIM and RadioTheraCIM. The main competitors for the AeroLEF™ product are Cephalon, Inc. ("Cephalon"), Endo Pharmaceuticals Holdings Inc. ("Endo"), LAB International Inc. ("LAB"), Alexza Molecular Delivery Corporation ("Alexza"), Aradigm Corporation ("Aradigm"), Barr Pharmaceuticals, Inc. ("Barr"), CeNeS Pharmaceuticals plc ("CeNeS") and Alza Corporation ("Alza").

While the Corporation will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render our products obsolete or uncompetitive or result in treatments or cures superior to our products, or that our products will be preferred to any existing or newly developed technologies.

We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.

Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and our other territories, including the United States, is a long and costly process that is controlled by that particular territory's national regulatory agency. The national regulatory agency in Canada is Health Canada ("Health Canada"), and in the United States it is the United States Health and Human Services Food and Drug Administration ("FDA"). Other national regulatory agencies have similar regulatory approval processes, but each national regulatory agency has its own approval processes. Approval in either Canada or the United States does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to GMP during production and storage, and control of marketing activities, including advertising and labeling.

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products, licensed or owned. To date we have obtained various regulatory approvals to develop and test our products. Currently the Corporation is conducting an international Phase III trial of tesmilifene in metastatic and recurrent breast cancer in 700 patients. We have received regulatory approvals for the tesmilifene study in several countries, including Canada and the United States, and approval is pending in a few other countries. In addition, TheraCIM has been approved for testing in Canada and Europe and has been designated an orphan drug in Europe and by the FDA in the United States. Finally, DELEX has conducted Phase I and II trials in Canada of AeroLEF™.

Two of our products, namely TheraCIM and RadioTheraCIM which are being developed in Canada and Europe are also being separately developed or tested in Cuba. Cuba is among several nations which have been identified by the U.S. Department of State as being a state sponsoring terrorism and as such the U.S. Government has put in place certain anti-terrorism controls against Cuba. Although as of the date of this filing such anti-terrorism controls have not had any adverse affect on the operations of the Corporation, because of the anti-terrorism controls and the Helms-Burton Bill there is no assurance that the Corporation will be able to successfully complete clinical testing in the United States and obtain final regulatory approval in order to successfully commercialize our Cuban sourced products in that jurisdiction. There can be no assurance that the licensed products will be successfully commercialized. The process of completing clinical testing and obtaining final regulatory approval to market the licensed products is likely to take a number of years for most of the licensed products and require the expenditure of substantial resources. Any failure to obtain, or a delay in obtaining, such approvals could adversely affect our ability to develop the product and delay commercialization of the product. Further, there can be no assurance that our licensed products will prove to be safe and effective in clinical trials under the standards of the regulations in our territories or receive applicable regulatory approvals from applicable regulatory bodies.

Changes in government regulations although beyond our control could have an adverse effect on our business.

We have, or has had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Canada, Cuba, Italy, the United States and the United Kingdom and numerous other countries and depends upon the validity of our licenses and access to the data for the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond the control of the Corporation and may adversely affect our business.

Two of our products, namely TheraCIM and RadioTheraCIM which are being developed in Canada and Europe are also being separately developed or tested in Cuba. Cuba is among several nations which have been identified by the U.S. Department of State as being a state sponsoring terrorism and as such the U.S. Government has put in place certain anti-terrorism controls against Cuba. Although as of the date of this filing such anti-terrorism controls have not had any adverse affect on the operations of the Corporation, because of the anti-terrorism controls and the Helms-Burton Bill there is no assurance that the Corporation will be able to successfully complete our clinical testing and obtain final regulatory approval in order to successfully commercialize our Cuban sourced products.

The business of the Corporation may also be affected in varying degrees by such factors as government regulations with respect to intellectual property, regulation or export controls. Such changes remain beyond the control of the Corporation and the effect of any such changes cannot be predicted.

These factors could have a material adverse effect on our ability to further develop our licensed products.

RISKS RELATED TO INTELLECTUAL PROPERTY AND LITIGATION

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Our success will depend, in part, on the ability of the Corporation and our licensors to obtain patents, maintain trade secrets protection, and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. Certain licensors and the institutions that they represent, and in certain cases, the Corporation on behalf of the licensors and the institutions that they represent, have filed and are actively pursuing certain applications for Canadian and foreign patents. The patent position of pharmaceutical and biotechnology firms is uncertain and involves complex legal and financial questions for which, in some cases, important legal principles are largely unresolved. There can be no assurance that the patent applications made in respect of the licensed products will result in the issuance of patents, that the term of a patent will be extendable after it expires in due course, that the licensors or the institutions that they represent will develop additional proprietary products that are patentable, that any patent issued to the licensors or the Corporation will provide the Corporation with any competitive advantages, that the patents of others will not impede the ability of the Corporation to do business or that third parties will not be able to circumvent the patents obtained in respect of the licensed products. The cost to the Corporation of obtaining and maintaining patents is high. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the licensed products, or, if patents are issued, design around the patent for the product. There can be no assurance that processes or products of our licensors or the Corporation do not or will not infringe upon the patents of third parties, or that the scope of patents issued to our licensors or the Corporation will successfully prevent third parties from developing similar and competitive products.

Much of our know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that the Corporation will be able to meaningfully protect our trade secrets. To help protect our rights, the Corporation requires employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

Further, our business may be materially adversely affected by competitors who independently develop competing technologies, especially if no patents or only narrow patents are obtained by the Corporation in respect of our licensed products.

The Corporation maintains patents in connection with tesmilifene, Norelin™, TheraCIM and AeroLEF™. The following is a description of our key current and pending patents in connection with these drug products.

TESMILIFENE

YM is the exclusive licensee to patents and patent applications from the University of Manitoba for tesmilifene. Patents that claim the use of tesmilifene in combination with chemotherapeutic agents have issued in the United States, Europe, Japan, Canada and Australia. U.S. patent 5,859,065 broadly claims the use of tesmilifene and structurally related analogs in combination with any chemotherapeutic for the treatment of any cancer. Although the twenty-year term of this patent expires in December 2010, YM plans to take full advantage of patent terms extensions of up to five additional years granted under the Patent Term Restoration Act in the United States. Other issued patents U.S. 6,284,799 and U.S. 5,747,543 expire in 2014 and 2015 respectively.

In addition to these granted patents, YM is also exclusively licensed to patent applications relevant to the current clinical development program. Patent applications, based upon WO 03/039526 and WO 03/037318, have been nationalized not only in the United States, western Europe, and Japan but also in emerging markets, including China, India, Asia, and Eastern Europe. These international patent applications claim the use of tesmilifene in patient subpopulations that benefit from the chemopotentiating and cytoprotective properties of the drug. Patents resulting from these patent filings will expire in November 2022.

In addition to patent protection, YM intends to rely upon the available term of data exclusivity in the U.S. and other countries for NCE. Furthermore, full advantage will be taken of the Orange Book provisions in the United States and equivalent provision in Canada and other countries, as a means for delaying generic competition.

NORELIN™

YM has a license to human therapeutic applications of this GnRH vaccine based on a leukotoxin-derived but non-leukotoxic carrier protein, to which multimeric units of GnRH are coupled at each flank. By eliciting an antibody response to GnRH, Norelin™ is designed to block GnRH from reaching its receptors in the pituitary gland.

The Norelin™ patent estate is extensive, and includes four key U.S. patents covering various aspects of Norelin™ as a composition of matter, the carrier component of the Norelin™ vaccine, as well as production of Norelin™ as a recombinant product. A key U.S. patent is U.S. 5,837,268, which covers the particular Norelin™ sequence, its formulation as a vaccine, and its end-use, and subject to any term restoration, will expire in 2012. Other key U.S. patents are U.S. 5,422,110; U.S. 5,708,155; and U.S. 5,837,268. All of the key patents are owned by the University of Saskatchewan and licensed to YM, through Biostar.

In addition, YM has more recently applied for our own patents covering the Norelin™ formulation and dosing regimen that is the subject of current clinical trials. Patents resulting from these applications will not expire until 2024.

The Corporation is aware of U.S. patent #6,303,123 owned by Aphton relating to the use of GnRH immunogenic conjugates to treat GnRH-dependent diseases, including prostatic hypertrophy, and is developing a strategy for addressing this patent should it prove relevant to our commercial activities with Norelin™.

There can be no assurance that litigation or other proceedings will not be commenced seeking to challenge patent protection or patent applications of our licensors, or that any such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of patents related to our licensed drug products may be significant. In addition, it is possible that others may claim rights in YM's licensed drug products, patents or patent applications. These other persons could bring legal actions against the Corporation, our licensors or our customers or licensees claiming damages and seeking to enjoin them from using, manufacturing and marketing the affected products or processes. If any such action were successful, in addition to any potential liability for damages, the Corporation could be required to obtain a license in order to continue to develop, use, license or market the affected product or process. There can be no assurance that the Corporation would prevail in any such action or that any required license would be made available or, if available, would be available on acceptable terms.

THERACIM

CIMYM is the exclusive licensee for particular territories including the United States under a patent estate that includes composition of matter coverage for TheraCIM hR3, and further includes coverage for TheraCIM-based formulations and end-uses in the treatment of EGFR-dependent cancers. The composition of matter patents are granted in the United States, in Europe, are allowable in Japan, and are pending in Canada.

CIMYM's key U.S. patent, U.S. 5,891,996 expires in November 2015, and term extensions of up to five years may be available under the Patent Term Restoration Act. The same term and extension apply also to the key European patent, EP 712863.

The Corporation is aware of U.S. patent #5,770,195 granted to Genentech, Inc. ("Genentech"), for the anti-cancer use of EGFr MAbs in combination with a cytotoxic agent. The Corporation is also aware of U.S. patents granted to others in this field. In April 2001 Rorer International (Overseas) ("Rorer") was issued the U.S. patent #6,217,866 which includes claims to any antibody targeting the EGFr administered with any anti-neoplastic agent. A counterpart patent has been granted in Europe. We have filed an opposition to the grant of the European patent. The Corporation believes that the Rorer patents are licensed to ImClone. In addition, the Corporation is aware of a separate series of national patent applications filed by ImClone, and represented by EP1080113, claiming the anti-cancer use of radiation in combination with any inhibitor of any receptor tyrosine kinase that is involved in the genesis of tumors. ImClone is also reported to have filed a PCT application covering the use of EGFr MAbs to treat patients having tumors that do not respond to treatment with conventional therapies. The Corporation is also challenging ImClone's claims in respect of the radiation-related patent applications by having filed additional prior art at the relevant national patent offices. The outcome of these challenges cannot be predicted, and there can be no assurance that the Corporation will succeed in challenging the validity or scope of patent claims by ImClone or any other patent applicant.

The manufacturing of TheraCIM may fall within the scope of process patents owned by Protein Design Labs Inc., Genentech, and the Medical Research Council of the United Kingdom. Management is aware that some of these process patents are currently being challenged by companies other than YM. In the event any of the applicable process patents are upheld, management believes we will be able to obtain licenses under such patents on commercially reasonable terms, though there can be no assurance thereof.

There may also be risks related to TheraCIM and our other licenses for drug products originating from Cuba, namely RadioTheraCIM, TGFa Vaccine and HER-1 Cancer Vaccine. Cuba is a socialist country and, under the current patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the State. The material license agreements for our Cuban sourced products are as follows:

(a) License Agreement between CIMYM Inc. and CIMAB SA, January 24, 2001 with respect to TGFa and HER-1, which agreement has been suspended in accordance with the terms of the Tarcanta out-licensing; and

(b) License Agreement between YM BioSciences Inc. (formerly known as Yorkton Medical Inc.) and CIMAB SA, dated May 3, 1995 with respect to TheraCIM and RadioTheraCIM.

AEROLEF™

The AeroLEF™ product is described in four patent families. DELEX owns key patents, expiring in 2014, claiming a method of administering systemic analgesia by inhaling free and liposome-encapsulated opiod analgesic. North American coverage includes a reissued U.S. patent and a pending application in Canada. DELEX owns two U.S. applications with counterpart PCT applications, expiring in 2024, claiming the formulation for use in a method comprised of continuously inhaling the formulation to deposit at least one rapid-onset opiod and one sustained-effect opiod in the lungs. A pending PCT application entitled "Stable Compositions" claims the liposomal composition and other physical characteristics.

The Corporation is aware of U.S. patents owned by Phares Pharmaceutical Research NV related to liposome compositions. These patents expire in 2008 and are not expected to hamper our commercial activities.

Our potential involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to maintain our intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued to or licensed to the Corporation will not be challenged. Our ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who the Corporation believes are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. In addition, enforcement of our patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, our involvement in intellectual property litigation could have a material adverse effect on our ability to out-license any products that are the subject of such litigation. In addition, our involvement in intellectual property litigation could result in significant expense to it, which could materially adversely affect the use or licensing of related intellectual property and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor.

Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.

Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. The Corporation currently maintains clinical trial liability insurance with an ultimate net loss value of up to $5 million per claim and a policy aggregate of $10 million. The Corporation currently has no other product liability insurance and there can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse effect on the Corporation by preventing or inhibiting the commercialization of our products, licensed and owned, if a product is withdrawn or a product liability claim is brought against the Corporation.

RISKS RELATED TO BEING A CANADIAN ENTITY

As we are a Canadian company, there may be limitations on the enforcement of certain civil liabilities and judgments obtained in the United States against us.

The Corporation is incorporated under the laws of the province of Nova Scotia, Canada and our assets are located outside of the United States. Many of our directors and officers and certain of the experts named elsewhere in this prospectus are residents of Canada. All or a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to enforce a U.S. judgment in Canada or other non-U.S. jurisdictions or to succeed in a lawsuit in a non-U.S. jurisdiction based only on violations of U.S. securities laws.

The Corporation is governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, United States.

A summary of material differences between the Delaware General Corporation Law ("DGCL") and under the Nova Scotia Companies Act (the "NSCA") can be found at "Additional Information - Memorandum and Articles of Association - Comparison of Nova Scotia and Delaware Corporate Laws". The material differences between the NSCA as compared to the DGCL which may be of most interest to shareholders include the following: (i) for material corporate transactions (such as amalgamations, other extraordinary corporate transactions, amendments to the memorandum of association and amendments to the articles of association) the NSCA generally requires three-quarter majority vote by shareholders which in most instances requires a confirmatory resolution by a majority of the shareholders (and, in addition, especially where the holders a class of shares is being affected differently from others, approval will be required by holders of two-thirds of the shares of such class voting in a meeting called for the purpose), whereas DGCL generally only requires a majority vote of shareholders for similar material corporate transactions; (ii) quorum for shareholders meetings is not prescribed under the NSCA and is only 5% under our articles of association, whereas under DGCL quorum is when the holders of a majority of the shares entitled to vote are present; and (iii) our articles of association require a special resolution and the Corporations Miscellaneous Provisions Act (Nova Scotia) requires three-quarters of all shareholders entitled to vote to pass a resolution for one or more directors to be removed, whereas DGCL only requires the affirmative vote of a majority of the shareholders.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference in this prospectus and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk Factors" in this prospectus, some of which are beyond our control, which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained in this prospectus, and such statements are expressly qualified by this cautionary statement. See "Risk Factors" above.

CAPITALIZATION AND INDEBTEDNESS

The Corporation has no long-term liabilities. The following table sets forth the capitalization of the Corporation as at June 30, 2005 in accordance with Canadian generally accepted accounting principles.

As at June 30, 2005 (1):
Long-term liabilities	0
Share capital
Common Shares (500,000,000 authorized without nominal or par value; 38,584,288 outstanding)	$87,487,802
Class A non-voting commons shares (500,000,000 authorized without nominal or par value; no outstanding)	0
Class A preferred shares (500,000,000 authorized without nominal or par value; no outstanding)	0
Class B preferred shares (500,000,000 authorized, issuable in series, without nominal or par value; no outstanding)	0
Share purchase warrants	$5,313,283
Contributed Surplus	$1,790,928
Deficit	($60,751,894)
Total stockholders' equity	$33,840,119
Total capitalization	$33,840,119

_______________
(1)
Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from those applied in the United States. Note 12 to the June 30, 2005 consolidated financial statements, filed with the SEC on Form 6-K on September 29, 2005 and incorporated by reference herein, provides information concerning the differences between Canadian and United States GAAP and a consolidated statement of changes in shareholders’ equity. Total consolidated shareholders’ equity under United States GAAP as at June 30, 2005 amounted to $28,249,200.

SELLING SHAREHOLDERS

The shares offered for sale pursuant to this prospectus consist of 6,752,801 shares (the "2003 Shares") which were issued to the Selling Shareholders upon exercise of 6,752,801 previously issued special warrants, and 3,376,401 additional shares (the "2003 Warrant Shares") issuable upon the exercise of 3,376,401 share purchase warrants (the "2003 Warrants"). Each 2003 Warrant entitles the holder to acquire one 2003 Warrant Share at any time up to December 15, 2008, at a price of $2.50 per 2003 Warrant Share. The Selling Shareholders acquired the 2003 Shares and 2003 Warrants upon exercise of 6,752,801 special warrants of the Corporation which were sold pursuant to a private placement completed in December 2003. The price of the special warrants was Cdn$1.75 per special warrant. As additional consideration in connection with the private placement, the Corporation issued 789,566 special warrants to or to the direction of the agent and, upon the exercise of such special warrants, the Corporation issued 789,566 common share purchase warrants (the "2003 Agent Warrants"). Each 2003 Agent Warrant entitles the holder thereof to purchase one share of common stock of the Corporation (the "Agent Warrant Shares") at a price of $1.75 at any time up to December 15, 2008. This prospectus also relates to the offering of up to 789,566 Agent Warrant Shares.

In addition, the shares offered for sale pursuant to this prospectus include 1,104,300 shares (the "2004 Shares") and 552,150 additional shares (the "2004 Warrant Shares") issuable upon the exercise of 552,150 share purchase warrants (the "2004 Warrants"). The 2004 Shares and 2004 Warrants were sold as part of 1,104,300 units issued by the Corporation by private placement on September 30, 2004 at a price of $3.15 per unit. Each 2004 Warrant entitles the holder to acquire one 2004 Warrant Share at any time up to September 30, 2007, at a price of $3.75 per 2004 Warrant Share. The Selling Shareholders acquired the 2004 Shares and 2004 Warrants pursuant to a private placement of 1,104,300 units completed in September 2004. Each unit consisted of one 2004 Share and one half of one 2004 Warrant. The price of the units was $3.15 per unit.

The following table sets forth, as of September 30, 2004 and upon completion of the offering described in this prospectus, information with regard to the beneficial ownership of the Corporation's common shares by the Selling Shareholders. Information in the column "Total Shareholdings After Completion of Offering" is based on information provided to us by the Selling Shareholders at the time of closing the above transactions and is accurate to the best of the Corporation's knowledge. Subsequent to the time that the Selling Shareholders provided this information, one or more of them may have sold, transferred or otherwise disposed of all or a portion of their common shares in a transaction exempt from the registration requirements of the Securities Act. The Selling Shareholders may not have a present intention of selling the Shares or Warrant Shares and may offer less than the number of Shares and Warrant Shares indicated.

AS OF SEPTEMBER 30, 2004
SELLING SHAREHOLDER NAME AND ADDRESS	NUMBER OF SHARES	NUMBER OF WARRANT SHARES	TOTAL SHAREHOLDINGS AFTER COMPLETION OF OFFERING (1)	PERCENTAGE OWNERSHIP (2)

Scott Craven	37,879	18,939.5	56,818.5	*
5 E. 22nd St., Apt. 10-D
New York, NY 10010

Jeffrey B. Davis (3)	75,000	237,500	312,500	*
38 Tall Oaks Drive
Summit, NJ 07901
USA

Avtar Dhillon	37,879	18,939.5	56,818.5	*
11199 Sorrento Valley Rd.
San Diego, CA 92121
** Registered in the name of National Bank
Financial as trustee for Avtar Dhillon

North Sound Legacy Fund LLC	101,516	50,758	152,274	*
53 Forest Avenue, Suite 202
Old Greenwich, CT 06870

North Sound Legacy Institutional Fund LLC	913,636	456,818	1,370,454	3.8%
53 Forest Avenue, Suite 202
Old Greenwich, CT 06870

North Sound Legacy	1,522,726	761,363	2,284,089	6.1%
International Ltd.
53 Forest Avenue, Suite 202
Old Greenwich, CT 06870

Winchester Global Trust Company Limited as	460,000	230,000	690,000	1.9%
Trustee for Caduceus Capital Trust
c/o OrbiMed Advisors LLC
767 Third Avenue, 30th Floor
New York, NY 10017
Attn: Andrew Kanarek

Caduceus Capital II, L.P.	222,000	111,000	333,000	*
c/o OrbiMed Advisors LLC
767 Third Avenue, 30th Floor
New York, NY 10017
Attn: Andrew Kanarek

HFR SHC Aggressive Fund	25,000	12,500	37,500	*
c/o OrbiMed Advisors LLC
767 Third Avenue, 30th Floor
New York, NY 10017
Attn: Andrew Kanarek

UBS Eucalyptus Fund, L.L.C.	445,000	222,500	667,500	1.9%
c/o OrbiMed Advisors LLC
767 Third Avenue, 30th Floor
New York, NY 10017
Attn: Andrew Kanarek

PW Eucalyptus Fund, Ltd.	63,000	31,500	94,500	*
c/o OrbiMed Advisors LLC
767 Third Avenue, 30th Floor
New York, NY 10017
Attn: Andrew Kanarek

ProMed Offshore Fund, Ltd.	68,742	34,371	103,113	*
237 Park Ave., 9th Floor
New York, NY 10017

ProMed Partners, L.P.	423,682	211,841	635,523	1.8%
237 Park Ave., 9th Floor
New York, NY 10017

Paul Scharfer	190,075	95,037.5	285,112.5	*
265 E. 66th St., Apt. 6C
New York, NY 10021

SCO Capital Partners LLC (4)	378,788	678,960	1,057,748	2.9%
1285 Avenue of the Americas
35th Floor
New York, NY 10019

SDS Capital Group SPC, Ltd.	984,848	492,424	1,477,272	4.0%
c/o SDS Management, LLC
53 Forest Avenue, 2nd Floor
Old Greenwich, CT 06870

Vertical Ventures, LLC	303,030	151,515	454,545	1.3%
641 Lexington Avenue
26th Floor
New York, NY 10022

XMark Fund, Ltd.	313,850	156,925	470,775(5)	1.3%
Xmark Funds
301 Tresser Blvd, Suite 1320
Stamford, CT 06901

XMark Fund, L.P.	186,150	93,075	279,225(5)	*
Xmark Funds
301 Tresser Blvd, Suite 1320
Stamford, CT 06901

Orion Biomedical Fund LP	164,300	82,150	246,450	*
787 Seventh Avenue
48th Floor
New York, New York 10019

CC LifeScience Ltd.	235,000	117,500	352,500	1.0%
345 N. Maple Drive
Suite 206
Beverly Hills, CA 90210

BayStar Capital II, L.P.	675,000	337,500	1,012,500	2.8%
80 East Sir Francis Drake Blvd.
Suite 2B
Larkspur, CA 94939

Spectra Financial Group	30,000	15,000	45,000	*
120 Broadway
20th Floor
New York, New York 10271

Daniel DiPietro		50,000	50,000	*
c/o ProMed Management Inc.
237 Park Avenue, 9th Floor
New York, New York 10017

Preston Tsao (6)		25,000	25,000	*
c/o SCO Financial Group LLC
1285 Avenue of the Americas, 35th Floor
New York, New York 10019

Joshua Golumb		25,000	25,000	*
215 West 95th Street, Apt. 15H
New York, New York 10025

____________________
* Less than one percent.
(1) Calculated on the assumption that all Shares and all Warrant Shares offered by each Selling Shareholder are sold. Figures stated include shares issuable pursuant to share purchase warrants exercisable within 60 days.
(2) To the best of our knowledge, assuming that all of the Shares and Warrants Shares offered by each Selling Shareholder are sold, no Selling Shareholder other than as indicated in this column will own or control in excess of 1% of our voting securities.
(3) This Selling Shareholder has represented that he is an affiliate of a registered broker-dealer. See "Plan of Distribution" for further information with respect to this Selling Shareholder. Jeffrey B. Davis received 200,000 2003 Agent Warrants and 37,500 2003 Warrants. In addition, Mr. Davis received 20,000 Placement Agent Warrants”.
(4) This Selling Shareholder has identified itself as a broker-dealer and, accordingly, is deemed an underwriter of these securities. See "Plan of Distribution" for further information with respect to this Selling Shareholder. SCO Capital Partners LLC received 489,566 2003 Agent Warrants and 189,394 2003 Warrants. In addition, SCO Capital Partners LLC received 70,000 Placement Agent Warrants.
(5) Based solely on a Schedule 13G dated May 2, 2005 filed by Xmark Asset Management, LLC, the Corporation understands that the Xmark Asset Management, LLC possesses the power to vote and direct the disposition of all securities held by XMark Fund, L.P. and XMark Fund, Ltd.
(6) In addition, Preston Tsao received 5,000 Placement Agent Warrants.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain material U.S. federal income tax considerations applicable to U.S. Holders and Non-U.S. Holders (each as defined below) as a result of the purchase, ownership and disposition of common shares. This discussion is limited to holders that hold common shares as a capital asset within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code").

This summary is not exhaustive of all possible U.S. federal income tax considerations applicable to an investment in common shares. This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of common shares. Holders of common shares should consult their own tax advisors in determining the application to them of the U.S. federal income tax consequences set forth below and any other U.S. federal, state, local, foreign or other tax consequences of the purchase, ownership and disposition of common shares.

This summary is based on the Code, Treasury Regulations, IRS rulings and official pronouncements, judicial decisions and the Canadian United States Income Tax Convention (the “Treaty”), all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or different interpretations, which could affect the accuracy of the statements and conclusions set forth below and the U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders. Holders should note that no rulings have been or will be sought from the IRS with respect to any of the U.S. federal income tax issues discussed below, and no assurance can be given that the IRS will not successfully challenge the conclusions reached in this summary.

This discussion does not purport to deal with all aspects of United States federal income taxation that might be relevant to any particular holder in light of their personal investment circumstances or status, nor does it discuss the United States federal income tax consequences to certain types of holders that may be subject to special rules under the United States federal income tax laws, such as financial institutions, persons owning 10% or more (by vote or value) of the common shares, persons that hold common shares that are a hedge against, or that are hedged against, currency risk or that are part of a straddle or conversion transaction, or persons whose functional currency is not the United States dollar.

For purposes of this summary, a "U.S. Holder" means any holder that is for U.S. federal income tax purposes: (i) a citizen or individual resident in the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or a political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person. A "Non-U.S. Holder" is a beneficial owner that is not a U.S. Holder.

U.S. HOLDERS

DISTRIBUTIONS

Subject to the discussion below under "Passive Foreign Investment Company", the gross amount of any distribution made with respect to the common shares, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be treated as a dividend to the extent that the distribution is paid out of current or accumulated earnings and profits of the Corporation. The amount treated as a dividend will include any Canadian withholding tax deducted from the distribution. Under current law, certain dividends received by individuals may be taxed at lower rates than other types of ordinary income, generally 15%, provided certain holding period and other requirements are satisfied. These requirements include that the Corporation is not a passive foreign investment company (see discussion below) and that such individual does not treat the dividend as "investment income" for purposes of the investment interest deduction rules. Distributions, if any, in excess of the current and accumulated earnings and profits of the Corporation will constitute a nontaxable return of capital to a U.S. Holder and will be applied against and reduce the U.S. Holder's tax basis in the holder's common shares. To the extent that distributions exceed the tax basis of a U.S. Holder in its common shares, the excess generally will be treated as capital gain.

In the case of a distribution in Canadian dollars, the amount of the distribution generally will equal the United States dollar value of the Canadian dollars distributed, determined by reference to the spot currency exchange rate on the date of receipt of the distribution by the U.S. Holder, and the U.S. Holder will realize separate foreign currency gain or loss to the extent that gain or loss arises on the actual disposition of foreign currency received. Any foreign currency gain or loss generally will be treated as ordinary income or loss.

Dividends that the Corporation pays will not be eligible for the dividends-received deduction generally allowed to United States corporations under the Code.

Subject to the limitations set forth in the Code, the Canadian tax withheld or paid with respect to distributions on the common shares generally may be credited against the U.S. federal income tax liability of a U.S. Holder if such U.S. Holder makes an appropriate election for the taxable year in which such taxes are paid or accrued. Alternatively, a U.S. Holder who does not elect to credit any foreign taxes paid during the taxable year may deduct such taxes in such taxable year subject to certain requirements. Because the foreign tax credit provisions of the Code are very complex, U.S. Holders should consult their own tax advisors with respect to the claiming of foreign tax credits.

SALE OR EXCHANGE

Subject to the discussion below under "Passive Foreign Investment Company", upon a sale or exchange of common shares, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder's adjusted tax basis in the common shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the common shares for more than one year. Under current law, long-term capital gains of individuals are generally taxed at lower rates than items of ordinary income. Deductions for capital losses are subject to limitations.

PASSIVE FOREIGN INVESTMENT COMPANY

The Code contains special rules for the taxation of U.S. Holders who own shares in a "passive foreign investment company" (a "PFIC"). A PFIC is a non-U.S. corporation that meets an income test and/or an asset test. The income test is met if 75% or more of the corporation's gross income is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year. The asset test is met if at least 50% of the average value of a corporation's assets produce, or are held for the production of, passive income. Based on our current income, assets and activities, the Corporation may be a PFIC.

If the Corporation is a PFIC, then, in the absence of the elections described below, a U.S. Holder will generally be subject to increased tax liability and an interest charge with respect to gain recognized on the sale of such holder's common shares and upon the receipt of certain "excess distributions" made in respect of common shares. Generally, the special tax and interest charges are determined as follows: (i) the gain or excess distribution (which are treated as ordinary income) is allocated ratably over the days in the U.S. Holder's holding period for the common shares, (ii) the amounts allocated to years before the current year are taxed at the highest ordinary income rates in effect for those years, and (iii) underpayment interest is charged as if such amounts were actually taxed in the prior years but the tax had not been paid.

As an alternative to the foregoing rules, if the common shares constitute "marketable stock" under applicable Treasury regulations, a U.S. Holder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of such holder's common shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains). The Corporation expects that the common shares will be treated as marketable stock for these purposes but no assurance can be given.

Alternatively, if the Corporation complies with certain information reporting requirements, a U.S. Holder may elect to treat the Corporation as a "qualified electing fund" (a "QEF"), in which case such holder would be required to include in income each year its pro rata share of the Corporation's ordinary earnings and net capital gains, whether or not distributed. However, the Corporation does not currently intend to provide the information necessary to permit a U.S. Holder to make the QEF election.

The PFIC rules are complex. U.S. Holders should consult with their tax advisors regarding the U.S. federal income tax consequences under the PFIC rules and the applicability of the mark to market regime.

BACKUP WITHHOLDING TAX

Backup withholding tax at a rate of 28% may apply to payments of dividends and to payments of proceeds of the sale or other disposition of common shares within the United States by a non-corporate U.S. Holder, if the holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding tax rules. Backup withholding tax is not an additional tax and amounts so withheld may be refunded or credited against a U.S. Holder's United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

NON-U.S. HOLDERS

A Non-U.S. Holder should not be subject to U.S. federal income or withholding taxes with respect to the sale, disposition or any distribution in respect of the common shares, unless (i) such income is effectively connected with a trade or business conducted by such Non-U.S. Holder within the United States, or (ii) in the case of an individual, such Non-U.S. Holder is a nonresident alien who holds the common shares as a capital asset and is present in the United States for 183 days or more during a taxable year and certain other conditions are satisfied.

CANADIAN FEDERAL INCOME TAXATION

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an "Investor") who acquires one or more common shares pursuant to this prospectus, and who at all material times for the purposes of the Income Tax Act (Canada) (the "Canadian Act") deals at arm's length with us, holds all common shares solely as capital property, is a non resident of Canada, and does not, and is not deemed to, use or hold any common share in or in the course of carrying on business in Canada. It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and our understanding of the current published administrative and assessing practices of Canada Customs and Revenue Agency. It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Investor. Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Investor's particular circumstances.

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a common share unless the common share constitutes "taxable Canadian property" to the Investor for purposes of the Canadian Act and the Investor is not eligible for relief pursuant to an applicable bilateral tax treaty. A common share that is disposed of by an Investor will generally not constitute taxable Canadian property of the Investor provided that the common share is listed on a stock exchange that is prescribed for the purposes of the Canadian Act (the Toronto Stock Exchange is so prescribed), and that neither the Investor, nor one or more persons with whom the Investor did not deal at arm's length, alone or together at any time in the five years immediately preceding the disposition owned 25% of more of the issued shares of any class of our capital stock. In addition, the Treaty generally will exempt an Investor who is a resident of the United States for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Investor on the disposition of a common share, from such liability provided that the value of the common share is not derived principally from real property (including resource property) situated in Canada or that the Investor does not have, and has not had within the 12-month period proceeding the disposition, a "permanent establishment" or "fixed base", as those terms are defined for the purposes of the Treaty, available to the Investor in Canada. The Treaty may not be available to a non-resident investor that is a U.S. “limited liability company” or “LLC” which is not subject to tax in the United States.

Any dividend on a common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by us to an Investor will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a common share to an Investor who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of our voting stock, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is Canada Revenue Agency's position that the Treaty reductions are not available to an Investor that is an LLC resident in the United States. We will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Revenue Agency for the account of the Investor.

ADDITIONAL INFORMATION

SHARE CAPITAL

The authorized share capital of the Corporation consists of 500,000,000 common shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value. As at June 30, 2005, there were 38,584,288 common shares, no Class A non-voting common shares and no preferred shares outstanding.

The following table is a reconciliation of our issued share capital from June 30, 2000 to June 30, 2005:

ISSUED AND OUTSTANDING	COMMON SHARES	PREFERRED SHARES	AMOUNT

As at June 30, 2000	12,923,094		29,983,582
Issued pursuant to a licensing agreement	50,000		450,000

AS AT JUNE 30, 2001	12,973,094		30,433,582
Issued pursuant to a licensing agreement	25,000		225,000
Public offering of preferred shares		3,750,000	11,514,407

AS AT JUNE 30, 2002	12,998,094	3,750,000	42,172,989
Issued from treasury		759,000	2,595,780
Shares repurchased for cancellation	(19,000)	(46,200)	(39,665)
Conversion of preferred to common	4,462,800	(4,462,800)

AS AT JUNE 30, 2003	17,441,894	—	44,729,104
Shares repurchased for cancellation	(169,900)		(73,675)
Exercise of special warrants	10,895,658		13,321,181
Issued on the exercise of options	23,000		44,375
Issued on the exercise of warrants	18,939		56,929
Issued on the exercise of compensation options	375,000		1,500,000
Issued on the exercise of agents warrants	100,000		264,000

AS AT JUNE 30, 2004	28,684,591	—	59,841,914
Shares repurchased for cancellation	(300,500)		(206,577)
Exercise of special warrants	6,601,588		17,390,826
Issued on the exercise of options	61,110		166,540
Issued on the exercise of warrants	124,801		432,402
Issued on acquisition of Delex	3,412,698		9,862,697
AS AT JUNE 30, 2005	38,584,288	—	87,487,802

THE COMMON SHARES

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Corporation on a liquidation, dissolution or winding-up of the Corporation and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the common shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the common shares will be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive, on a pro rata basis, share for share, with the Class A non-voting common shares, all of the remaining property of the Corporation. There are no pre-emptive or conversion rights and no provisions for redemption, retraction, purchase for cancellation or surrender or sinking or purchase funds.

OUTSTANDING OPTIONS AND WARRANTS

The Corporation had 3,169,330 options outstanding as at June 30, 2005.

The Corporation had 10,745,007 share purchase warrants outstanding as of June 30, 2005. In addition to the 10,200,870 share purchase warrants described in the table below, the Corporation has underwriter unit warrants (the "Underwriters' Warrants") outstanding for 544,137 shares. The Underwriters' Warrants were granted as additional consideration to the underwriters in connection with the public offering in Canada which closed on September 30, 2004. Each Underwriters' Warrant allows the holder to purchase one unit in the offering for the price of $3.15 per unit for a period of 36 months after September 30, 2004. Each unit consists of one share and one half of one warrant. Each whole warrant can be exercised for the price of $3.75 per warrant for a period of 36 months after September 30, 2004.

NUMBER OF
SHARE PURCHASE WARRANTS
ISSUED	ISSUABLE		EXPIRY	EXERCISE PRICE

Sept. 1, 2000	200,000	(1)	Sept. 1, 2005	$4.50

Feb. 15, 2002	44,444	(2)	Feb. 15, 2006	$4.50

June 12, 2002	5,000	(2)	June 12, 2006	$4.00

Feb. 17, 2004	5,416,390	(3)	Dec. 15, 2008	$2.50

Feb. 17, 2004	964,566	(3)	Dec. 15, 2008	$1.75

Sept. 30, 2004	3,350,470	(4)	Sept. 29, 2007	$3.75

Jan. 10, 2005	100,000	(5)	Sept. 30, 2007	$3.15

Total	10,200,870
______________________
(1)	Granted to a licensor as additional consideration.
(2)
Some 44,444 share purchase warrants were granted as consideration for a European asset management company ("EAM") (22,000 to EAM and 22,000 to EAM's agent) entering into a stand-by investment agreement whereby EAM agreed to make available up to $1,000,000 (the "Investment Commitment") to the Corporation which could be drawn down at the option of the Corporation on or before May 31, 2002. An additional 125,000 share purchase warrants were granted pursuant to the Investment Commitment, one share purchase warrant for each share that EAM subscribed for. The Corporation did not draw down any of the available funds. The agreement has expired.

(3)	Granted in connection with the offering made by the Corporation which closed on December 15, 2003.
(4)	Granted in connection with the offering made by the Corporation which closed on September 30, 2004.
(5)
On January 10, 2005 the Corporation granted an aggregate of 100,000 placement agent warrants (the “Placement Agent Warrants”) as additional compensation to the placement agent for acting as lead placement agent in connection with the public offering in Canada which closed on September 30, 2004. Each Placement Agent Warrant allows the holder to purchase one common share of the Corporation for the price of $3.15 per common share and is exercisable at any time between the date of issuance and September 30, 2007.

Each share purchase warrant entitles the holder to one common share. If certain corporate changes occur such as, subdivisions or consolidations of the common shares, changes or reclassifications of the common shares, or additional rights, options or warrants are issued, then subscription prices are to be adjusted in accordance with the terms of the respective warrant certificate. In addition, warrant holders are entitled to notice upon certain events noted in each respective warrant certificate.

TRANSFER AGENT

The registrar and transfer agent for the Corporation's common shares in Canada is CIBC Mellon Trust Company at its principal offices in Toronto, Canada and in the United States is Mellon Investor Services LLC at its principal offices in Ridgefield Park, New Jersey.

MEMORANDUM AND ARTICLES OF ASSOCIATION

YM BioSciences Inc. was incorporated under the laws of Ontario on August 17, 1994 and on December 11, 2001 we continued into the Province of Nova Scotia under the Nova Scotia Companies Act. The head office and principal place of business of the Corporation is Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4. Our registered office is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

The authorized share capital of the Corporation consists of 500,000,000 common shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value.

All of the common shares rank equally as to voting rights, participation in a distribution of assets on a liquidation, dissolution or winding-up of the Corporation and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote at the meetings. Each common share carries with it the right to one vote. There are no limitations on the rights of shareholders, including non-resident or foreign shareholders, to own or exercise the voting rights of the common shares.

In the event of liquidation, dissolution or winding-up of the Corporation or other distribution of assets, the holders of the common shares will be entitled to receive, on a pro-rata basis, all of the assets remaining after the Corporation has paid out it's liabilities. Although the Corporation currently does not pay dividends, a capital distribution in the form of dividends, if any, would be declared by the Board of directors.

Provisions as to modification, amendment or variation of the rights attached to the common shares are contained in the Corporation's memorandum and articles and the Nova Scotia Companies Act. Generally speaking, substantive changes to the rights attached to the common shares will require the approval of the holders of common shares by special resolution (at least 75% of the votes cast).

There are no restrictions on the repurchase or redemption by us of common shares as long as we remain solvent. There are no indentures or agreements limiting the payment of dividends. There are no conversion rights, special liquidation rights, sinking fund provisions, pre-emptive rights or subscription rights attached to any common shares. Holders of common shares are not liable to further capital calls by the Corporation.

The directors have the power to convene general meetings of the Corporation and to set the record date for such meetings to determine the shareholders of record entitled to receive notice of and vote at such meetings. Meetings must be held annually, at least every 13 months, and if they are not convened by the directors, may be requisitioned by shareholders in certain circumstances. The directors must stand for election at each annual general meeting of shareholders.

If one of the Corporation's directors votes on a proposal, arrangement or contract in which the director is materially interested, the director is liable to account to the Corporation for any profit made as a consequence of our entering into or performing the proposed arrangement or contract, unless the arrangement or contract is reasonable and fair and is approved by a special resolution of the shareholders. A director is not deemed to be interested or have been interested at any time in a proposal, arrangement or transaction merely because it relates to the remuneration of a director in that capacity. The directors have the power to borrow money form any source and upon any terms and conditions on the Corporation's behalf. There is no requirement that the directors hold shares in the Corporation to qualify as directors and there is no age limit requirement for directors.

COMPARISON OF NOVA SCOTIA AND DELAWARE CORPORATE LAWS

THE CORPORATION IS GOVERNED BY THE CORPORATE LAWS IN NOVA SCOTIA, CANADA WHICH ARE IN SOME CASES LESS FAVORABLE TO SHAREHOLDERS THEN THE CORPORATE LAWS IN DELAWARE, UNITED STATES.

The following is a summary of material differences between the Delaware General Corporate Law ("DGCL") and under the Nova Scotia Companies Act (the "NSCA").

Mergers and Other Extraordinary Corporate Transactions

Under the DGCL, a merger or consolidation requires the approval of a majority of the votes cast by the holders of shares entitled to vote in person or by proxy and if any class or series is entitled to vote thereon as a class, the affirmative vote of a majority of the shares within each class or series entitled to vote as a class in person or by proxy (a "Majority Vote") (unless the certificate of incorporation (the "Certificate of Incorporation") issued under DGCL requires a greater vote). The sale, lease, exchange or other disposition of all, or substantially all, the property and assets, of a Delaware corporation, requires a Majority Vote (unless the Certificate of Incorporation requires a greater vote). Under the DGCL, the dissolution of a corporation requires a Majority Vote (unless the Certificate of Incorporation requires a greater vote).

Under the NSCA, a statutory amalgamation requires approval of a three-quarters majority of the votes cast by the holders of shares entitled to vote, and if any class or series is entitled to vote thereon as a class, the affirmative vote of two-thirds of the shares within each class or series entitled to vote separately. In addition, the amalgamation must be approved by the Supreme Court of Nova Scotia and a copy of the order of the court must be filed with the Registrar of Joint Stock Companies for the Province of Nova Scotia before it becomes effective. The disposition of all, or substantially all, the property and assets, of a Nova Scotia company, requires a special resolution and approval of the Supreme Court of Nova Scotia, unless the corporation has the power to make such disposition expressly provided for in its Memorandum of Association. Such power is provided in the Memorandum of Association of the Corporation. A resolution is deemed to be a "special resolution" under the NSCA whenever it has been passed by a majority of not less than three-fourths of such shareholders entitled to vote as are present in person or by proxy at any general meeting and such resolution has been confirmed by a majority of such shareholders entitled to vote as are present in person or by proxy at a subsequent confirmatory meeting held at an interval of not less than 14 days, and not more than one month, from the date of the first meeting. Alternatively, a resolution which has been unanimously passed by all of the shareholders of a company shall be deemed to be a special resolution. Under the NSCA, the voluntary dissolution of a company requires approval by special resolution. In addition, under the NSCA, the holders of outstanding shares of a class or series will ordinarily be entitled to vote as a class or series upon a proposed amalgamation or wind-up, whether or not entitled to vote thereon by the provisions of the corporation’s Memorandum of Association.

Amendments to Charter/ Memorandum of Association

Under the DGCL, an amendment to the Certificate of Incorporation ordinarily requires a Majority Vote (unless the Certificate of Incorporation requires a greater vote). If a class or series is entitled separately to vote on an amendment, its Majority Vote (unless the Certificate of Incorporation requires a greater vote), separately calculated, is necessary to approve the amendment. In addition, under the DGCL, the holders of outstanding shares of a class or series shall be entitled to vote as a class upon a proposed amendment by a Majority Vote (unless the Certificate of Incorporation requires a greater vote), whether or not entitled to vote thereon by the provisions of a company's Certificate of Incorporation, if the amendment would have certain effects identified in the DGCL.

Under the NSCA, no amendment may be made to the Memorandum of Association except as expressly permitted. Those provisions of the Memorandum of Association concerning capital may be altered by Majority Vote or special resolution, depending on the particular amendment proposed. A name change requires a special resolution. The provisions of the Memorandum of Association respecting the objects and powers of the Corporation may be changed only by special resolution and court approval. Other provisions of the Memorandum of Association cannot be changed. In addition, under the NSCA, the holders of outstanding shares of a class or series will ordinarily be entitled to vote as a class or series upon a proposed amendment, whether or not entitled to vote thereon by the provisions of the Corporation's Memorandum of Association.

Amendments of Bylaws/Articles of Association

Under the DGCL, directors of a corporation may adopt, amend or repeal the corporation's bylaws, unless: (a) the Certificate of Incorporation reserves the power exclusively to the shareholders, or (b) the shareholders, in amending, repealing or adopting a particular bylaw, expressly provide that the board of directors may not amend or repeal that bylaw. Unless the Certificate of Incorporation or a bylaw adopted by the shareholders provides otherwise, a corporation's shareholders may amend, repeal or adopt the corporation's bylaws even though the bylaws may also be amended, repealed or adopted by its directors.

Under the NSCA, the Articles of Association may only be amended by special resolution of the shareholders. The amendment is effective whether or not filed. In addition, under the NSCA, the holders of outstanding shares of a class or series will ordinarily be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the provisions of the Corporation's Memorandum of Association.

Naming of Companies

Under the NSCA a limited company must have a name ending in "Limited", "Ltd", "Incorporated", "Inc." or a French form thereof. Under Delaware law a company shall use one of these same endings or others, including "association", "company", "corporation", "club", "foundation", "fund", "institute", "society", "union", or "syndicate", (or abbreviations thereof, with or without punctuation), or words (or abbreviations thereof, with or without punctuation) of like import of foreign countries or jurisdictions (provided they are written in roman characters or letters).

Capital

Both Nova Scotia and Delaware permit companies to be incorporated with par shares, no par share or a combination of such. However in the case of a Nova Scotia company the "capital" of a share with par value (if fully paid) is equal to the par value thereof while the directors of a Delaware company may attribute a portion of the excess amount to "capital". In the case of a Nova Scotia company the "capital" of a share without par value is equal to the consideration received therefor while the directors of a Delaware company may attribute only a portion of this as "capital".

Franchise Tax

Delaware levies a franchise tax based on authorized capital. Nothing comparable exists in Nova Scotia.

Liability of Members

The liability of shareholders of a Delaware company is limited. For liability of shareholders of a Nova Scotia company to be limited a statement to this effect must be found in the memorandum of association of the Corporation. Such a statement exists in the Memorandum of Association of the Corporation.

Quorum of Shareholders

Under the DGCL, with respect to any matter, a quorum shall be present at a meeting of shareholders if the holders of a majority of the shares entitled to vote are represented at the meeting in person or by proxy, unless otherwise provided in the Certificate of Incorporation. Where a separate vote by a class or series or classes or series is required, a quorum shall be present at a meeting of shareholders if the holders of a majority of the shares entitled to vote are represented at the meeting in person or by proxy, unless otherwise provided in the Certificate of Incorporation.

The NSCA does not prescribe a quorum. Under the Articles of Association holders of shares representing 5% of the votes which could be cast at the meeting, present in person or by proxyholder or authorized representative and entitled to vote shall constitute a quorum for a meeting. The same rule applies to meetings of a class for the purpose of a class vote. If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if it was convened pursuant to a requisition of shareholders is dissolved; otherwise it stands adjourned to the same day, in the next week, at the same time and place. If at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present are a quorum and may hold the meeting.

Actions Without a Meeting-Shareholders

Under the DGCL, shareholders may act without a meeting if a consent in writing to such action is signed by all shareholders, provided, however, that the Certificate of Incorporation may provide that shareholders may take action without a meeting if a consent in writing is signed by the shareholders having the minimum number of votes that would be necessary to take such action at a meeting.

Under the NSCA, a resolution, including a special resolution, in writing and signed by every shareholder who would be entitled to vote on the resolution at a meeting is as valid as if it were passed by such shareholders at a meeting and satisfies all the requirements of the NSCA respecting meetings of shareholders.

Special Meetings

Under the DGCL, special meetings of shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or the bylaws.

Under the NSCA, special meetings of shareholders may be called as provided in the Articles of Association or, on the requisition of the holders of not less than five per cent of the shares of the company carrying the right to vote at the meeting sought to be held.

Under the Articles of Association (i) a majority of the directors or (ii) the holders of not less than fifty per cent of the shares of the Corporation carrying the right to vote at the meeting sought to held may at any time convene a special meeting.

Director Qualifications

Under the DGCL, directors need not be residents of Delaware or shareholders of the corporation unless the Certificate of Incorporation or bylaws so require. The Certificate of Incorporation or bylaws may prescribe other qualifications for directors.

Under the NSCA, directors need not be residents of Nova Scotia or Canada or shareholders of the Corporation unless the Memorandum of Association or Articles of Association so require. The Corporation's Memorandum of Association or Articles of Association do not require the directors to be residents of Nova Scotia or Canada or shareholders of the Corporation.

Election of Directors

Under the DGCL, unless otherwise provided in the Certificate of Incorporation, shareholders shall not be entitled to cumulative voting in the election of directors. Absent such provision, the directors of a corporation shall be elected by a plurality of the votes cast by the holders of shares entitled to vote in person or by proxy at a meeting of shareholders at which a quorum is present.

The NSCA provides no rules respecting the election of directors and these are provided in the Articles of Association of the Corporation. The Corporation's Articles of Association provide that directors shall be elected by motion carried by a plurality of the votes entitled to be cast on such motion. Any motion to elect a director which is not carried by such majority shall be considered not to have been carried. The Corporation's Memorandum of Association and Articles of Association do not provide that shareholders shall have cumulative voting rights at any election of directors.

Actions Without a Meeting-Directors

Under the DGCL, any action required or permitted to be taken at any meeting of the board of directors may be taken without a meeting if all members of the board consent to it in writing or by electronic transmission, and the writing or electronic transmission is filed with the minutes of proceedings of the board unless otherwise restricted by the Certificate of Incorporation or bylaws.

Under the NSCA, a resolution in writing and signed by every director who would be entitled to vote on the resolution at a meeting is as valid as if it were passed by such directors at a meeting.

Removal of Directors

Under the DGCL, one or more or all the directors of a corporation may be removed for cause or, unless provided in the Certificate of Incorporation, removed without cause by the shareholders by the affirmative vote of the majority of votes cast by the holders of shares entitled to vote thereon, subject to certain exceptions.

Under the Corporations Miscellaneous Provisions Act (Nova Scotia), one or more or all the directors of a corporation may be removed by a resolution passed by 3/4 of the shareholders entitled to vote a meeting called for that purpose. The director also loses his or her office under the Articles of Association if the director becomes bankrupt or makes an assignment for the benefit of creditors or is, or is found by a court of competent jurisdiction to be, of unsound mind.

Location of Directors Meetings

Nova Scotia law permits meetings to be held anywhere if permitted by the Articles. Delaware law provides that, unless otherwise restricted by the Certificate of Incorporation or bylaws, the board may hold its meetings outside of the State of Delaware.

Limitation of Liability and Indemnification

The laws of both Delaware and Nova Scotia require directors and members of any committee designated by the Board to discharge their duties in good faith and with that degree of diligence, care and skill which ordinary prudent people would exercise under similar circumstances and positions.

The DGCL permits a corporation to set limits on the extent of a director's liability.

The NSCA does not restrict a company from indemnifying directors and provides that in any proceeding against a director for negligence or breach of trust it appears to the court hearing the case that the director or person is or may be liable in respect of the negligence or breach of trust, but has acted honestly and reasonably and ought fairly to be excused for the negligence or breach of trust, the court may relieve him, either wholly or partly, from his liability on such terms as the court may think proper. The Articles of Association also provide that no director or officer, former director or officer, or person who acts or acted at the Corporation's request, as a director or officer of the Corporation, a body corporate, partnership or other association of which the Corporation is or was a shareholder, partner, member or director, in the absence of any dishonesty on such person's part, shall be liable for the acts, receipts, neglects or defaults of any other director or other such person, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or through the insufficiency or deficiency of any security in or upon which any of the funds of the Corporation are invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any funds, securities or effects are deposited, or for any loss occasioned by error of judgment or oversight on the part of such person, or for any other loss, damage or misfortune whatsoever which happens in the execution of the duties of such person or in relation thereto.

Under the Articles of Association of the Corporation every director or officer, former director or officer, or person who acts or acted at the Corporation's request, as a director or officer of the Corporation, a body corporate, partnership or other association of the Corporation, in the absence of any dishonesty on the part of such person, shall be indemnified by the Corporation against, and it shall be the duty of the directors out of the funds of the Corporation to pay to the fullest extent permitted by law, all costs, losses and expenses, including legal fees and disbursements and including any amount paid to settle an action or claim or satisfy a judgment, that such director, officer or person may incur or become liable to pay in respect of any claim made against such person or civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, partnership or other association, whether the Corporation is a claimant or party to such action or proceeding or otherwise; and the amount for which such indemnity is proved shall immediately attach as a lien on the property of the Corporation and have priority as against the shareholders over all other claims.

Dividends

The DGCL provides that the board of directors of a corporation may authorize and the corporation may make distributions subject to any restrictions in its certificate of incorporation. However, the DGCL provides that distributions may not be made if, after giving affect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of its business or total assets would be less than total liabilities.

The NSCA does not address the payment of dividends and it is generally understood that the common law of Nova Scotia permits the payment of dividends out of profits and in any case where payment would not impair the capital of the Corporation. English authority, which is probably authoritative, interprets these provisions broadly. The Articles of Association of the Corporation permit the directors to declare such dividends as they deem proper out of the profits, retained earnings or contributed surplus of the Corporation upon shares of the Corporation.

Return of Capital

A Nova Scotia limited company may only return capital, other than by redemption or repurchase of shares, with shareholder and court approval. Redemption and repurchase are permitted, with shareholder approval, subject to certain solvency tests. Delaware law provides that corporations may return capital by dividend, redemption or repurchase subject to certain solvency tests. Shareholder approval is not required for these transactions so long as the corporation meets the solvency tests.

Officers

Nova Scotia law does not prescribe any officers but certain matters cannot be undertaken without a secretary and standard articles of association do not work without a President. Otherwise the articles can provide for any officers.

Under Delaware law, a corporation is required to have such officers as are required to sign instruments to be filed with the Secretary of State and stock certificates. It is necessary that the corporation have at least two officers to comply with this requirement. The corporation has complete freedom to designate its executives by whatever names it wishes and to allocate the managerial power delegated to executives as the corporation may wish. Any number of offices may be held by the same person unless otherwise provided by the certificate of incorporation or the by-laws.

Officers may be chosen in any way and by any person or body if the by-laws or a resolution of the governing body so specifies.

Share Certificates

Share certificates of a Nova Scotia company must be under seal. Preferred shares must have attached thereto a complete description of any limitations thereon for such rights to be enforceable.

Under Delaware law, the shares of a corporation shall be represented by certificates, provided that the board of directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertified stock. However, existing shareholders and future shareholders are able to obtain a stock certificate signed by or in the name of the corporation by the chairman or vice-chairman of the board of directors or the president or vice-president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of such corporation if they desire. The terms governing preferred stock must be expressed "in clear language" in the Certificate of Incorporation (or by a separate resolution authorized by the charter).

Preemptive Rights

Under both Delaware and Nova Scotia law, shareholders do not possess preemptive rights as to the issuance of additional securities by the corporation, unless the constating documents provide otherwise. Neither the Corporation's Memorandum of Association or Articles of Association provide that the shareholders shall have any preemptive rights.

Liquidation Rights Generally

Under Delaware law, shareholders are entitled to share ratably in the distribution of assets upon the dissolution of their corporation. Preferred shareholders typically do not participate in the distribution of assets of a dissolved corporation beyond their established contractual preferences. Once the rights of preferred shareholders have been fully satisfied, holders of common stock are entitled to the distribution of any remaining assets. Under Nova Scotia law, shareholders are entitled to share ratably in the distribution of assets upon the dissolution of the Corporation except to the extent that their shares include particular rights or restrictions otherwise.

Shareholder Derivative Suits

Under the DGCL, a derivative suit may be brought only if (a) the plaintiff was a record or beneficial owner of shares at the time of the transaction of which he or she complains, and (b) the initial pleading in the suit states that (i) the ownership requirement is satisfied, and (ii) with particularity, the efforts of the plaintiff to have the suit brought for the corporation by the board of directors, or the reasons for not making such efforts. The court may require the plaintiff to give security for the expenses incurred or expected to be incurred by the defendants. The court may also require the plaintiff to pay expenses to the defendants if the court finds, upon final judgment for the defendants, that the suit was brought without reasonable cause.

Under the NSCA, a derivative suit may be brought by a present or former registered holder or beneficial owner, of a security of a company or any of its affiliates, by a director or an officer or a former director or officer of a company or of any of its affiliates, by the Registrar of Joint Stock Companies or by any other person who, in the discretion of the court, is a proper person to bring such an action. A derivative action may only proceed if the complainant has given reasonable notice to the directors of the company of his intention to proceed with such action if the directors of the company or its subsidiary do not bring, diligently prosecute or defend or discontinue the action, the complainant is acting in good faith and it appears to be in the interests of the company that the action be brought, prosecuted, defended or discontinued.

Dissenters' Rights

Any shareholder of a Delaware corporation has the right to dissent from any plan of merger or consolidation to which the corporation is a party, provided that unless the Certificate of Incorporation otherwise provides, a shareholder shall not have the right to dissent from any plan of merger or consolidation with respect to shares of a class or series which is listed on a national securities exchange or is held of record by not less than 2,000 holders on the record date fixed to determine the shareholders entitled to vote upon the plan of merger or consolidation.

Under the NSCA a holder of shares of any class of a company may dissent if the company resolves to amend its memorandum or articles to add, change or remove any provisions restricting or constraining the issue or transfer of the shares of that class, amend its memorandum or articles to add, change or remove any restriction upon the business or businesses that the company may carry on, amalgamate with another company, other than any wholly-owned subsidiary of the company, be continued under the laws of another jurisdiction, or sell, lease or exchange all or substantially all its property other than in the ordinary course of business of the company. A holder of shares of any class or series of shares entitled to vote separately as a class or series upon any such amendment may dissent if the company resolves to amend its memorandum or articles to increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class, effect an exchange, reclassification or cancellation of all or part of the shares of such class, add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class and, without limiting the generality of the foregoing, remove or change prejudicially rights to accrued dividends or rights to cumulative dividends, add, remove or change prejudicially redemption rights, reduce or remove a dividend preference or a liquidation preference, or add, remove or change prejudicially conversion privileges, options, voting, transfer or pre-emptive rights, or rights to acquire securities of the company, or sinking fund provisions, increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class, create a new class of shares equal or superior to the shares of such class, make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of such class, effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class or constrain the issue or transfer of the shares of such class or extend or remove such constraint.

Anti-Takeover Provisions and Interested Shareholder Transactions

Delaware corporations are subject to the State of Delaware's "business combination" statute. In general, such statute prohibits a publicly-traded corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the time that the shareholder became an interested stockholder, unless the business combination is (i) approved by the board prior to the time the shareholder became an interested stockholder, (ii) the interested stockholder acquired 85% or more of the outstanding shares in a transaction in which it became an interested stockholder, or (iii) the business combination is approved by the board and by holders of two-thirds of the shares not held by the interested stockholder. A "business combination" includes mergers, assets sales and other transactions resulting in financial benefit to a shareholder. An "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock.

The NSCA does not restrict related party transactions. However in Canada takeovers and other related party transactions are addressed in provincial securities legislation and policies which may apply to the Corporation.

Inspection of Books And Records

Under Delaware law, upon the written request of any shareholder, the corporation shall mail to such shareholder its balance sheet as at the end of the preceding fiscal year, and its profits and loss and surplus statements for such fiscal year. Inspection rights are extended to any person who beneficially owns stock through either a voting trustee or nominee who holds the stock of record on behalf of such person. Where the shareholder is other than a record holder, such person must state under oath the person's status as a shareholder and produce documentary evidence of beneficial ownership. Any shareholder is entitled to examine a corporation's relevant books and records for any proper purpose upon written demand stating the purpose thereof.

The NSCA permits any person to examine certain of a company's books and records for any proper purpose upon written demand stating the purpose thereof accompanied by, in the case of a non-shareholder, the prescribed fee. Securities legislation applicable in those provinces where the company is a reporting issuer will provide more meaningful rights to its shareholders.

Registered Office/Head Office

Delaware law requires a "registered office" in Delaware. Nova Scotia law requires a "registered office" in Nova Scotia. Under Nova Scotia law certain books and records must be kept at the registered office.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts which the Corporation entered into prior to the date hereof as follows:

(a) Stock Option Plan dated November 22, 1996, as amended on November 26, 2003.

(b) Clinical Research Services Agreement between YM BioSciences Inc. and Pharm-Olam International, Ltd. ("POI"), dated March 10, 2004. The Corporation has contracted with POI to do a Phase III clinical trial with tesmilifene in metastatic and recurrent breast cancer. POI in turn is contracting with others to perform services and to recruit and treat patients. The contract with POI is payable over the next few years depending on the recruitment of patients.

(c) Development and License Agreement between CIMYM Inc., CIMAB SA and Oncoscience AG, dated November 5, 2003.

(d) License Agreement between CIMYM Inc. and CIMAB SA, January 24, 2001.

(e) License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.), University of Manitoba and The Manitoba Cancer Treatment and Research Foundation, carrying on its undertaking as Cancercare Manitoba, dated November 2, 2000.

(f) License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.) and Biostar Inc. dated October 11, 2000.

(g) License Agreement between YM BioSciences Inc. (formerly known as Yorkton Medical Inc.) and CIMAB SA, dated May 3, 1995.

(h) Licensing Bonus Pool Plan dated March 31, 2004.

(i) Lease Amending and Extension Agreement between 1411029 Ontario Limited and YM BioSciences Inc. dated January 15, 2003.

(j) The Corporation has entered into joint venture arrangements with licensors for the purpose of developing and commercializing certain of our licensed products.

(k) License, Development, Manufacturing and Supply Agreement between YM BioSciences Inc., CIMYM, Inc., Tarcanta, Inc., Tarcanta, Ltd. and CIMAB dated July 13, 2004.

(l) Merger Agreement dated as of April 12, 2005 by and among YM BioSciences Inc., 2069044 Ontario Limited, DELEX Therapeutics Inc., Business Development Bank of Canada, New Generation Biotech (Equity) Fund Inc. and Eastern Technology Seed Investment Fund Limited Partnership.

(m) Amalgamation Agreement dated as of May 2, 2005 by and among YM BioSciences Inc., 2069044 Ontario Limited and DELEX Therapeutics Inc.

(n) Escrow Agreement dated as of May 2, 2005 between YM BioSciences Inc. and Equity Transfer Services Inc.

(o) Assignment Agreement dated as of May 2, 2005 between New Generation Biotech (Equity) Fund Inc. and YM Biosciences Inc.

(p) Assignment Agreement dated as of May 2, 2005 between Business Development Bank Of Canada and YM Biosciences Inc.

(q) Assignment Agreement dated as of May 2, 2005 between Eastern Technology Seed Investment Fund Limited Partnership and YM Biosciences Inc.

(r) Lease dated January 29, 2002 between RT Eleventh Pension Properties Limited and Delex Therapeutics Inc.

(s) Lease Amending Agreement dated February 4, 2004 between RT Eleventh Pension Properties Limited and Delex Therapeutics Inc.

(t) Second Lease Amending Agreement dated March 1, 2005 between RT Eleventh Pension Properties Limited and Delex Therapeutics Inc.

In the ordinary course of our business, we enter into licenses for products which we develop, however, because of the immateriality of such licenses to us, they are not referenced here.

EXCHANGE CONTROLS

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of our common shares, other than withholding tax requirements. See "Canadian Federal Income Taxation" and "Certain United States Federal Income Tax Consequences".

There is no limitation imposed by Canadian law or by the Canadian Charter of Rights and Freedoms, or other constituent documents on the right of a non-resident to hold or vote our common shares, other than as provided in the Investment Canada Act ("ICA"). The following discussion summarizes the principal features of the ICA for a non-resident who proposes to acquire common shares of a Canadian business or the establishment by a non-resident of a new Canadian business. The description of the ICA contained herein is only a general overview and should not be relied upon as a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments related thereto.

The ICA applies to all acquisitions of control by a non-Canadian of a Canadian business or establishment by that non-Canadian of a new Canadian business. "Non-Canadian" for the purposes of the ICA, is defined as an individual, government, government agency or entity that is not Canadian. Generally, Canadians are Canadian citizens, permanent residents of Canada, governments in Canada and their agencies, and Canadian controlled corporations, partnerships, trusts and joint ventures. Generally, one of two statutory obligations may apply to a proposed investment or acquisition: (i) a notification; or (ii) an application for review. A review is required where a non-Canadian is a WTO investor (i.e. an investor from a country that is a member of the World Trade Organization) and that investor is making a direct acquisition of assets exceeding $237 million. In the context of an indirect acquisition, a review will be required only where the asset value associated with the Canadian business(es) represents greater than 50 per cent of the asset value of the transaction. Otherwise, such transactions are not subject to review under the ICA.

It should be noted that if the Canadian business being acquired is engaged in a "sensitive sector" defined in the ICA as including financial services, culture, transportation and uranium, then lower thresholds apply for notification namely, $5 million for direct acquisitions and $50 million for indirect acquisitions. If an investment is subject to review under the ICA, the investor must demonstrate to the Minister responsible for the administration of the ICA that the investment is likely to be of net benefit to Canada in light of the several factors enumerated under the ICA.

With respect to the Corporation, a non-Canadian would acquire control of the Corporation for the purposes of the ICA if the non-Canadian acquired a majority of the Corporation's common shares. The acquisition of less than a majority but one third or more of the common shares would be presumed to be an acquisition of control of the Corporation unless it could be established that, following such acquisition, the Corporation was not controlled in fact by the acquirer through the ownership of such common shares.

Certain transactions relating to the Corporation's common shares would be exempt from the ICA, including:

(a) acquisition of the Corporation's common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

(b) acquisition of control of the Corporation in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the ICA; and

(c) acquisition of control of the Corporation by reason of an amalgamation, merger. consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Corporation, through the ownership of common shares remained unchanged.

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the Selling Shareholders. Sales of shares may be made by the Selling Shareholders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the TSX, Amex or AIM or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

•
a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;
•	ordinary brokerage transactions and transactions in which the broker solicits purchases;
•	through options, swaps or derivatives;
•	in privately negotiated transactions;
•	in making short sales or in transactions to cover short sales; and
•	put or call option transactions relating to the shares.

The Selling Shareholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the Selling Shareholders. The Selling Shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

Transactions under this prospectus may or may not involve brokers or dealers. The Selling Shareholders may sell securities directly to purchasers or to or through broker-dealers, who may act as agents or principals. Broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in selling securities. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Shareholders in amounts to be negotiated in connection with the sale. Broker-dealers or agents may also receive compensation in the form of discounts, concessions or commissions from the purchasers of securities for whom the broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might exceed customary commissions.

Each Selling Shareholder that is an affiliate of a registered broker-dealer has represented to us that it purchased the securities in the ordinary course of business and that at the time of such purchase, the Selling Shareholder had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

The Selling Shareholders, other than the Selling Shareholders that are broker-dealers, that act in connection with the sale of shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and Selling Shareholders, that are broker-dealers, and any broker-dealers that act in connection with the sale of shares are deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the Selling Shareholders and each Selling Shareholder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the Selling Shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

To our knowledge, based upon information provided to us by the Selling Shareholders, the only Selling Shareholder who is a registered broker-dealer is SCO Capital Partners LLC ("SCO"). As such, they are deemed to be underwriters of their Shares and Warrant Shares within the meaning of the Securities Act. We do not have a material relationship with SCO and SCO does not have a right to designate or nominate a member or members of the board of directors. SCO purchased their Shares and Warrants directly from us, and we are not aware of any underwriting plan or agreement, underwriters' or dealers' compensation, or passive market-making or stabilization transactions involving the purchase or distribution of these securities by SCO. To our knowledge, none of the Selling Shareholders who are affiliates of SCO purchased Shares or Warrants outside of the ordinary course of business or, at the time of the purchase of Shares and Warrants, had any agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Selling Shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by a Selling Shareholder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such Selling Shareholder and of the participating broker-dealer(s);
•	the number of shares involved;
•	the initial price at which the shares were sold;
•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;
•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
•	other facts material to the transactions.

In addition, if required under applicable law or the rules or regulations of the Securities and Exchange Commission, we will file a supplement to this prospectus when a Selling Shareholder notifies us that a donee or pledgee intends to sell more than 500 common shares.

We are paying all expenses and fees customarily paid by the issuer in connection with the registration of the shares. The Selling Shareholders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the province of Nova Scotia, Canada and our assets are located outside of the United States. Many of our directors and officers and certain of the experts named elsewhere in this prospectus are residents of Canada. All or a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to enforce a U.S. judgment in Canada or other non-U.S. jurisdictions or to succeed in a lawsuit in a non-U.S. jurisdiction based only on violations of U.S. securities laws.

MARKETS

The following tables set forth the high and low prices as reported by the TSX and, if applicable, the Amex, for our securities for each of the indicated periods.

Annual high-low price history for previous two fiscal years

	TSX		AMEX (1)
FISCAL YEAR ENDED	HIGH	LOW	HIGH	LOW

June 30, 2004	4.28	0.86
June 30, 2005	4.10	2.55	.33	1.96

Quarterly high-low price history for previous two fiscal years and the most recent fiscal quarters

	TSX		AMEX (1)
QUARTER ENDED	HIGH	LOW	HIGH	LOW

September 30, 2003	1.65	0.86
December 31, 2003	2.50	1.15
March 31, 2004	3.10	1.75
June 30, 2004	4.28	2.05
September 30, 2004	4.10	2.70
December 31, 2004	3.72	2.45	3.12	1.96
March 31, 2005	4.00	3.00	3.33	2.47
June 30, 2005	3.24	2.55	2.65	2.01

(1) The common shares of the Corporation have only been traded on the Amex since October 1, 2004.

Monthly high-low price history for previous six months

	TSX		AMEX
MONTH	HIGH	LOW	HIGH	LOW

January 2005	3.75	3.10	3.16	2.57
February 2005	4.00	3.50	3.33	2.81
March 2005	3.90	3.00	3.15	2.47
April 2005	3.24	2.62	2.65	2.10
May 2005	2.98	2.55	2.46	2.01
June 2005	3.07	2.66	2.50	2.14

DIVIDEND POLICY

We have not paid any dividends since our incorporation. We will consider paying dividends in future as our operational circumstances may permit having regard to, among other things, our earnings, cash flow and financial requirements. It is the current policy of our Board of directors to retain all earnings to finance our business plan.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Shares or Warrant Shares offered hereby, all of which will be received by the Selling Shareholders. However, we will receive the proceeds from any exercise of the Warrants.

EXPENSES

The expenses in connection with this offering are as follows:

Securities and Exchange Commission Registration Fee	$3,266.22
Legal Fees and Expenses	$180,000*
Blue Sky Fees and Expenses	$0
Stock Exchange Listing Fees	$0
Accounting Fees	$40,000*
Total	$223,266.22*
_______________
*Estimated

LEGAL MATTERS

The validity of the issuance of common shares which are offered in this prospectus will be passed upon by Stewart McKelvey Stirling Scales, Halifax, Nova Scotia.

EXPERTS

The consolidated financial statements of our corporation as of June 30, 2005, 2004 and 2003, and for each of the years in the three-year period ended June 30, 2005, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing herein, and upon the authority of said firm as experts in accounting and auditing.

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the applicable provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

YM BIOSCIENCES INC.

12,575,218 COMMON SHARES

OCTOBER 21, 2005